2006-2007 Saskatchewan Mid-Year Report

The Hon. Andrew Thomson Minister of Finance	Budget Update

Table of Contents

Economic Update	2

Financial Overview	10

Borrowing and Debt	16

GENERAL REVENUE FUND (GRF) FINANCIAL TABLES UPDATE

GRF - Statement of Revenue	20

GRF - Statement of Expense	21

GRF - Statement of Borrowing Requirements	22

GRF - Statement of Debt	23

GRF - Statement of Guaranteed Debt	24

SUMMARY STATEMENT UPDATE

Summary Statement of Surplus	26

Summary Statement of Debt	28

Appendix 1 - 2006-07 GRF Oil Revenue	29

Appendix 2 - Funding the Fiscal Stabilization Fund	32

Appendix 3 - Saskatchewan Infrastructure Fund	34

Appendix 4 - Revenue Initiatives	35

PERFORMANCE PLAN SUMMARY

A Vision for the Province	40

A Green and Prosperous Economy	41

Diverse and Growing Communities	49

An Unbreakable Social Fabric: No One Left Behind	58

Economic Update

INTRODUCTION

The 2006-07 Budget forecast 2.5 per cent real GDP growth for the province in 2006 based on several key assumptions, including continued global economic strength as well as high non-renewable resource and commodity prices.

Saskatchewan’s economy is on a positive growth track. The mid-year forecast is for 2.2 per cent real GDP growth, down slightly from the 2006-07 Budget forecast due primarily to lower-than-expected sales of potash in the first half of the year and a smaller-than-expected harvest.

GLOBAL ECONOMIC CONDITIONS

The U.S., China and Japan remain the primary export markets for Saskatchewan. The U.S. alone consumes over one-third of the province’s total exports.

With the U.S. housing market cooling, the U.S. economy is expected to move towards a slower rate of growth this year. U.S. real GDP growth softened from a 5.6 per cent annual rate in the first quarter of this year to 2.6 per cent in the second quarter and then 1.6 per cent in the third quarter. The 2006-07 Budget had anticipated U.S. real GDP to grow by 3.5 per cent in 2006 and then 2.9 per cent in 2007. U.S. real GDP is now forecast to grow by a more modest 3.3 per cent in 2006 and 2.4 per cent in 2007.

China continues to experience high growth rates. For 2006, real GDP is anticipated to grow 10.5 per cent. At the same time, additions to production capacity have helped to keep inflation in China under 2.0 per cent.

The outlook for Japan is perhaps less optimistic. While its manufacturing sector remains buoyed by strong overseas demand, reinforced by a highly competitive exchange rate, the Bank of Japan’s quarterly consumer sentiment survey suggests that household spending growth will likely remain subdued in the months ahead. Overall, Japan’s real GDP growth is expected to be 2.6 per cent in 2006 and 2.1 per cent in 2007.

CANADIAN ECONOMIC OUTLOOK

The 2006-07 Budget had assumed Canadian real GDP growth of 2.9 per cent in 2006 and 2.6 per cent in 2007. Supported by broad-based strength in domestic demand and resource-related activity, the Canadian economy advanced at a healthy rate of 3.6 per cent in the first quarter of 2006. Real GDP growth cooled to a 2.0 per cent annual rate in the second quarter as exports and residential construction fell. Other parts of the economy, however, remained strong in the second quarter with consumer spending, government spending and non-residential construction posting considerable gains. As a result, the forecast for Canadian real GDP growth in 2006 and 2007 remains unchanged.

2	Mid-Year Report 2006-07/Budget Update

The Consumer Price Index (CPI) was forecast to increase by 2.3 per cent this year. The CPI is now expected to increase by a more modest 2.1 per cent due in part to falling prices of energy-related consumer goods.

Short-term interest rates averaged 4.0 per cent in the first nine months of the year, slightly higher than the 2006-07 Budget forecast of 3.9 per cent. The Bank of Canada, however, has held constant one of its key short-term rates, the overnight rate, in each of its last three rate announcements. As such, short-term interest rates are currently projected to average 4.0 per cent in 2006.

Long-term interest rates have averaged 5.5 per cent during the first nine months of 2006 and are projected to average 5.5 per cent throughout 2006 and 6.4 per cent in 2007.

The Canadian dollar averaged 88.7 cents US through September of 2006. The current economic forecast assumes that the Canadian dollar will average 88.6 cents US this year and 90.0 cents US in 2007.

NON-RENEWABLE RESOURCES

In the 2006-07 Budget, the price of West Texas Intermediate (WTI) oil was expected to average US$60.00 per barrel in 2006 and US$55.00 per barrel in 2007. Oil prices have ended up averaging a much higher US$68.22 per barrel through September of this year. The current assumption is for the price of WTI oil to average US$66.16 per barrel in 2006 and US$60.00 per barrel in 2007.

In the 2006-07 Budget, the price of natural gas was forecast to average $6.99 per gigajoule (GJ) in 2006 and $6.87 per GJ in 2007. Natural gas prices have averaged just $6.35 per GJ throughout the first nine months of 2006 due in part to moderate weather as well as above average storage levels in the U.S. Prices are now expected to average $6.02 per GJ in 2006 and $6.00 per GJ in 2007.

Potash prices were expected to average $280.22 per tonne in 2006 and $279.20 per tonne in 2007 in the 2006-07 Budget. The price of potash is now expected to average $277.66 per tonne in 2006 and $283.83 per tonne in 2007.

CANADIAN AND U.S. ECONOMIC CONDITIONS
(Per Cent Change Unless Noted Otherwise)

	2006-07 Budget		Year-to-Date			2006-07 Mid-Year
	2006	2007	2006		Period	2006	2007
U.S. Real GDP	3.5	2.9	5.6/2.6/1.6	*	Q1/Q2/Q3	3.3	2.4
Canadian Real GDP	2.9	2.6	3.6/2.0	*	Q1/Q2	2.9	2.6
Canadian CPI	2.3	1.4	2.2		Jan. - Sept.	2.1	1.5
Canadian Interest Rates (%)
Short-term	3.9	4.0	4.0		Jan. - Sept.	4.0	3.8
Long-term	6.9	6.9	5.5		Jan. - Sept.	5.5	6.4
Canadian Dollar (US cents)	86.7	87.6	88.7		Jan. - Sept.	88.6	90.0

* Seasonally adjusted, annualized growth rates

Budget Update/Mid-Year Report 2006-07	3

NON-RENEWABLE RESOURCE PRICES

	2006-07 Budget		Year-to-Date		2006-07 Mid-Year
	2006	2007	2006	Period	2006	2007
WTI Oil (US$/barrel)	60.00	55.00	68.22	Jan. - Sept.	66.16	60.00
Natural Gas (C$/GJ)	6.99	6.87	6.35	Jan. - Sept.	6.02	6.00
Potash (C$/tonne)	280.22	279.20	278.00	Jan. - July	277.66	283.83

AGRICULTURE

In the 2006-07 Budget, wheat prices were expected to be $125.00 per tonne, on average, in 2006 and $152.60 in 2007. The forecast for the price of barley was $73.70 per tonne in 2006 and $85.00 per tonne in 2007. Canola was projected to average $228.40 per tonne in 2006 and $237.30 per tonne in 2007.

Average crop prices obtained by this province’s producers have strengthened lately as a result of an improved quality of crop in the province and an expected shortfall in worldwide production, especially in Australia. As an example, in terms of the quality of crop, 89 per cent of the 2006 spring wheat crop is either No. 1 Canada Western (CW) or No. 2 CW, compared to just 43 per cent in 2005.

As a result, the price of wheat is now expected to be much higher in 2006, averaging $146.10 per tonne. Because global production is expected to return to more normal levels in 2007, prices are expected to decline to $127.75 per tonne, on average.

The mid-year forecast for the price of barley is $88.00 per tonne in 2006 and $84.40 per tonne in 2007. Canola prices are expected to reach $255.00 per tonne in 2006 and $260.00 per tonne in 2007.

MAJOR CROP PRICES*

	2006-07 Budget		2006-07 Mid-Year
	2006	2007	2006	2007
Wheat (C$/tonne)	125.00	152.60	146.10	127.75
Barley (C$/tonne)	73.70	85.00	88.00	84.40
Canola (C$/tonne)	228.40	237.30	255.00	260.00

* Crop year basis

4	Mid-Year Report 2006-07/Budget Update

SASKATCHEWAN’S ECONOMIC OUTLOOK

Real GDP growth is expected to remain solid at 2.2 per cent this year, slightly below the 2.5 per cent forecast provided in the 2006-07 Budget. Lower-than-expected sales of potash in the first half of the year and a smaller-than-expected crop harvest in 2006 are the main contributing factors.

In 2007, real GDP growth is expected to increase to 2.9 per cent as potash sales rebound, crop production improves and recent fiscal policies provide stimulus. The level of real GDP is currently expected to be $35.3 billion in 2006 and $36.3 billion in 2007.

In the 2006-07 Budget, the level of employment was anticipated to increase by 3,200 new jobs in 2006, while the unemployment rate was expected to average 5.2 per cent. Through September of this year, total employment in the province has increased by an average of 5,540 over the same period in 2005. Employment in Saskatchewan is currently expected to increase by 5,000 new jobs in 2006, while the unemployment rate is expected to drop to 5.0 per cent.

ECONOMIC FORECAST FOR SASKATCHEWAN
(Per Cent Change Unless Noted Otherwise)

	2006-07 Budget		2006-07 Mid-Year
	2006	2007	2006	2007
Real GDP	2.5	2.7	2.2	2.9
Nominal GDP	5.0	3.2	4.9	2.1
CPI	1.8	1.7	2.3	1.7
Employment Growth (000s)	3.2	4.4	5.0	3.6
Unemployment Rate (%)	5.2	5.1	5.0	5.0

Budget Update/Mid-Year Report 2006-07	5

2006 SASKATCHEWAN ECONOMIC INDICATORS

Sales of potash in the first eight months of 2006 were down 32.5 per cent from the same period in 2005, due primarily to stalled contract negotiations with China, Saskatchewan’s largest offshore market for potash. Furthermore, 24.5 million tonnes of crop are now estimated for 2006, 6.8 per cent lower than the 26.3 million tonnes assumed in the 2006-07 Budget and 20.2 per cent below the 30.7 million tonnes recorded in 2005.

Other indicators for Saskatchewan are, on balance, positive. Sales of crude oil increased by 29.6 per cent, for example, in the first six months of 2006 due to higher prices. In addition, the number of new oil wells drilled in the first nine months of the year was 1,626, up 272 or 20.1 per cent from last year’s level of 1,354.

In the first six months of 2006, the level of production of natural gas was 2.2 per cent higher than in the same period in 2005, while the value of sales increased 0.9 per cent. The total number of new gas wells drilled in the first nine months of 2006, however, was 1,112, down 212 or 16.0 per cent from last year’s level of 1,324, due to fewer economic in-fill wells being drilled and lower natural gas prices.

The total value of manufacturing shipments in the first eight months of 2006 was up 9.2 per cent from the same period last year, while international exports were up 11.1 per cent. In addition, retail sales in the first eight months of the year were up 6.0 per cent from the same period last year.

Provincial construction activities remain robust. The value of building permits in the first eight months of the year was up 25.5 per cent from the same period last year. As well, total housing starts in the province increased by 4.8 per cent in the first nine months of 2006 over the same period last year.

6	Mid-Year Report 2006-07/Budget Update

2006 SASKATCHEWAN ECONOMIC INDICATORS
(Per Cent Change Unless Noted Otherwise)

Indicators	2006 Year-to-Date Average	Period
Crop Production Estimate (millions of tonnes)	24.5	N/A
Public and Private Investment	4.6	N/A
Retail Sales	6.0	Jan. - Aug.
Wholesale Trade	-2.9	Jan. - Aug.
Value of Manufacturing Shipments	9.2	Jan. - Aug.
Total New Vehicle Sales	-2.5	Jan. - Aug.
Passenger Cars	-1.1	Jan. - Aug.
Trucks/Commercial Vehicles	-3.3	Jan. - Aug.
Total Housing Starts	4.8	Jan. - Sept.
Total Value of Building Permits	25.5	Jan. - Aug.
Residential	11.8	Jan. - Aug.
Industrial	-6.3	Jan. - Aug.
Commercial	11.6	Jan. - Aug.
Institutional/Government	109.5	Jan. - Aug.
International Exports	11.1	Jan. - Aug.
International Imports	15.2	Jan. - Aug.
Labour Market
Employment Growth (000s)	5.5	Jan. - Oct.
Unemployment Rate (%)	4.9	Jan. - Oct.
Oil
Production	1.8	Jan. - June
Value of Sales	29.6	Jan. - June
Drilling	20.1	Jan. - Sept.
Price (US$ per barrel)	68.22	Jan. - Sept.
Natural Gas
Production	2.2	Jan. - June
Value of Sales	0.9	Jan. - June
Drilling	-16.0	Jan. - Sept.
Price (C$ per GJ)	6.35	Jan. - Sept.
Potash
Production	-30.7	Jan. - Aug.
Sales	-32.5	Jan. - Aug.

Budget Update/Mid-Year Report 2006-07	7

PRIVATE SECTOR FORECASTS

At the time the 2006-07 Budget was released, private sector forecasters, on average, expected Saskatchewan’s real GDP to grow by 3.1 per cent in 2006. The Royal Bank of Canada was forecasting the highest rate of growth at 3.9 per cent while the Conference Board of Canada was forecasting the lowest at 2.4 per cent.

Private sector forecasters are currently forecasting, on average, 2.9 per cent real GDP growth for Saskatchewan in 2006. The Royal Bank of Canada continues to forecast the highest rate of growth at 3.8 per cent, while the Conference Board of Canada is currently forecasting more modest growth of 1.6 per cent.

At the time of the 2006-07 Budget, private sector forecasters, on average, ranked Saskatchewan fourth (among all Canadian provinces) in terms of real GDP growth in 2006. Private sector forecasters expected Newfoundland and Labrador to have the highest rate of growth at 5.8 per cent followed by Alberta at 4.9 per cent.

These same forecasters now see Alberta as having the strongest growth among all provinces in 2006 at 6.2 per cent, followed by Newfoundland and Labrador at 4.6 per cent.

Private sector forecasters rank Saskatchewan’s growth at fifth highest at 2.9 per cent, which is equal to the national average.

2006 PRIVATE SECTOR FORECASTS FOR SASKATCHEWAN REAL GDP GROWTH
(Per Cent)

	2006-07 Budget	2006-07 Mid-Year*
Global Insight	3.0	3.2
Conference Board	2.4	1.6
Centre for Spatial Economics	N/A	2.8
TD Bank	3.4	2.7
Royal Bank of Canada	3.9	3.8
Bank of Montreal	2.5	2.7
CIBC	3.4	3.3
Scotia Bank	3.2	3.0
Average	3.1	2.9
Saskatchewan Finance	2.5	2.2

* As of November 2006

8	Mid-Year Report 2006-07/Budget Update

2006 AVERAGE OF PRIVATE SECTOR FORECASTS OF REAL GDP GROWTH
FOR CANADIAN PROVINCES
(Per Cent)

Province	2006-07 Budget	Rank	2006-07 Mid-Year*	Rank
Canada	3.0		2.9
Newfoundland and Labrador	5.8	1	4.6	2
Prince Edward Island	2.0	8	2.0	8
Nova Scotia	2.4	7	2.3	7
New Brunswick	2.4	7	2.5	6
Québec	2.4	7	2.0	8
Ontario	2.5	6	2.0	8
Manitoba	2.8	5	3.2	4
Saskatchewan	3.1	4	2.9	5
Alberta	4.9	2	6.2	1
British Columbia	3.8	3	4.1	3

* As of November 2006

CONCLUSION

The 2006-07 Mid-Year Report forecasts Saskatchewan’s real GDP to increase by 2.2 per cent in 2006. Various economic indicators support this view.

With any forecast, however, there are risks that cannot be predicted which produce uncertainties surrounding the forecast. For example, a further U.S. slowdown, unforeseen significant changes in energy prices and/or dramatic movements in the value of the Canadian dollar could all have some measurable impact on GDP growth but are not reflected in the current forecast.

Budget Update/Mid-Year Report 2006-07	9

Financial Overview

OVERVIEW

The 2006-07 Budget estimated a General Revenue Fund (GRF) surplus of $101.9 million.

At mid-year:

•	revenue is up $402.3 million or 5.2 per cent from budget (up $329.4 million from 1st quarter);

•	operating expense is up $324.7 million or 4.5 per cent from budget (up $212.4 million from 1st quarter);

•	interest costs are down $10.0 million from budget and 1st quarter;

•	the current forecast does not require a transfer from the Fiscal Stabilization Fund (FSF) to achieve a GRF balance, whereas the budget (and the 1st quarter forecast) relied on a $75.0 million transfer; and,

•	the Saskatchewan Infrastructure Fund (SIF) is established.

The resulting GRF surplus is projected to be $34.5 million.

Total debt is down $154.5 million from budget (down $109.0 million from 1st quarter), reflecting:

•	a $125.6 million increase in Government debt from budget (a $67.2 million increase from 1st quarter); and,

•	a $280.1 million reduction in Crown corporation debt from budget (a $176.2 million reduction from 1st quarter).

On a summary statement basis, the current deficit forecast of $143.5 million represents a $30.6 million deterioration from the budgeted deficit of $112.9 million.

2006-07 GRF FORECAST OVERVIEW

(Millions of Dollars)	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Change from Budget	Change from 1st Quarter
Revenue	$7,727.2	$7,800.1	$8,129.5	$402.3	$329.4
Operating Expense	7,149.3	7,261.6	7,474.0	324.7	212.4

Operating Surplus	577.9	538.5	655.5	77.6	117.0
Interest Costs	551.0	551.0	541.0	(10.0)	(10.0)

Pre-Transfer Balance	26.9	(12.5)	114.5	87.6	127.0
FSF Transfer	75.0	75.0	--	(75.0)	(75.0)
SIF Transfer	--	--	(80.0)	(80.0)	(80.0)

Surplus	$101.9	$62.5	$34.5	$(67.4)	$(28.0)

10	Mid-Year Report 2006-07/Budget Update

GRF REVENUE

The mid-year revenue forecast incorporates the PST rate reduction effective October 28, 2006, as well as all other tax measures announced since the 2006-07 Budget. Total GRF revenue is projected to be $402.3 million higher than the budget estimate, with own-source revenue accounting for $321.4 million (80 per cent) of the increase.

Tax revenue, prior to the recently announced tax policy changes, is projected to be up $308.9 million compared to the budget estimate. However, tax policy changes are expected to reduce tax revenue by an estimated $137.0 million in the current fiscal year, resulting in an overall $171.9 million improvement since budget. This increase is comprised of:

•	a $180.0 million increase in Corporation and Individual Income Tax revenue. The increase primarily reflects stronger-than-anticipated initial assessment data for the 2005 tax year, and revised growth forecasts for taxable income and the corporate tax base in 2006 and 2007. Individual Income Tax is forecast to be up $144.7 million and Corporation Income Tax is forecast to be up $35.3 million;

•	a $47.9 million increase in Corporation Capital Tax revenue due to continuing high prices for non-renewable resources and overall strength in the value of resource sales;

•	a $19.9 million increase in Tobacco tax revenue, primarily due to one-time payments and increased tobacco tax rates; and,

•	a $75.9 million decrease in Sales Tax revenue reflecting the PST rate reduction effective October 28, 2006. Prior to the rate cut, Sales Tax revenue is forecast to be $60.2 million higher than the budget estimate due to strong economic activity across all sectors. This increase is offset by a $136.1 million reduction in PST revenue due to the PST rate cut.

2006-07 TAX REVENUE

(Millions of Dollars)	Change	Total
Budget Tax Revenue Estimate			$4,010.9

Tax Revenue Forecast Changes
Corporation Capital	+47.9
Corporation Income	+34.0
Individual Income	+150.2
Sales	+60.2
Tobacco	+16.6

Total Forecast Changes (before tax policy changes)			+308.9

Tax Policy Changes (2006-07 impacts)
PST Rate Reduction	-136.1
Net Impact of Other Changes	-0.9

Total Impact of Tax Policy Changes			-137.0

Total Change (including tax policy measures)		$	+171.9

Mid-Year Tax Revenue Projection			$4,182.8

Budget Update/Mid-Year Report 2006-07	11

Non-renewable resource revenue is projected to be $101.0 million higher than the budget estimate due to:

•	a $198.8 million increase in oil revenue, primarily due to higher prices. The current average fiscal-year WTI price per barrel forecast is US$65.29, up from the budget estimate of US$58.75. The higher price forecast is partially offset by a higher exchange rate and a lower production assumption. See Appendix 1 for more detail;

•	a $79.7 million decrease in potash revenue reflecting lower-than-anticipated sales and production;

•	a $13.7 million decrease in natural gas revenue, primarily due to lower prices. The average fiscal-year price for natural gas has fallen from $6.86/GJ at budget to the current forecast of $5.61/GJ; and,

•	a $4.4 million decrease in other non-renewable resource revenue.

Other own-source revenue (including transfers from Crown Entities) is projected to be $48.5 million higher than the budget estimate due to:

•	a $24.0 million increase in interest, premium, discount and exchange reflecting higher-than-expected interest income on available working capital;

•	a $12.4 million increase in SLGA net income, primarily due to higher forecast SIGA net income;

•	a $7.0 million increase in the CIC dividend to help fund the construction of a natural gas pipeline to La Ronge and Weyakwin; and,

•	a $5.1 million net increase in other miscellaneous own-source revenue.

Federal transfers are projected to be $80.9 million higher than the budget estimate due to:

•	a $93.2 million increase in other federal transfers, largely due to the receipt of unbudgeted Bill C-48 funding;

•	a $12.7 million Equalization payment that was not anticipated at budget. The entitlement is based on revised federal calculations under the Interim Agreement and results in an equivalent reduction in the Canada Health Transfer (CHT) and Canada Social Transfer (CST); and,

•	a $25.0 million decrease in CHT and CST payments due to the link between Equalization, CHT and CST, as well as changes in the value of tax points.

2006-07 REVENUE

(Millions of Dollars)	Change	Total
Budget Revenue Estimate			$7,727.2

Taxes	+171.9
Non-Renewable Resources	+101.0
Other Own-Source	+48.5
Federal Transfers	+80.9

Total Changes from Budget to Mid-Year		$	+402.3

Mid-Year Revenue Projection			$8,129.5

12	Mid-Year Report 2006-07/Budget Update

GRF OPERATING EXPENSE

At mid-year, operating expense is projected to be $324.7 million above budget. The majority of the change is in the following areas.

•	Advanced Education and Employment is up $71.5 million from budget. The increase is primarily due to funding provided by the federal government from the Post-Secondary Education Infrastructure Trust (Bill C-48), funding for labour market initiatives and maintenance capital funding for universities and federated colleges.

•	Agriculture and Food is up $66.6 million from budget, primarily due to fully funding the 2006 Canadian Agricultural Income Stabilization Program and the new Unseeded Acreage Payment program. The increase is partially offset by a reduction in crop insurance premiums.

•	Community Resources is up $48.9 million from budget, primarily due to funding provided by the federal government from the Affordable Housing Trust and the Off-Reserve Aboriginal Housing Trust (Bill C-48).

•	Health is up $30.4 million from budget. The increase is primarily due to the health sector recruitment and retention initiatives, the joint job evaluation project, higher-than-anticipated utilization in out-of-province medical services and cost increases in the Saskatchewan Prescription Drug Plan.

•	Highways and Transportation is up $22.6 million from budget. The increase is primarily due to repairing flood and moisture-related damage to the provincial highway system, winter construction and planning work, and funding for First Nations access roads.

•	Learning is up $22.2 million from budget, primarily related to funding K-12 capital project commitments and capital construction inflation.

•	Culture, Youth and Recreation is up $22.1 million from budget. The increase is primarily to begin funding the Building Communities program to provide for new construction, sustainable development and rehabilitation of recreational, cultural, social and economic infrastructure.

•	Environment is up $15.1 million from budget, primarily to expense the cost of the downed plane and to provide for green initiatives.

•	Government Relations is up $14.0 million from budget. The increase is primarily a result of additional funds provided by the federal government for the Public Transit Program (Bill C-48), partially offset by savings due to delays in construction in other infrastructure programs.

•	Corrections and Public Safety is up $13.5 million from budget. The increase is primarily due to an increase in eligible claims in the Provincial Disaster Assistance Program in 2005-06 and 2006-07, as well as the use of contingency bed space to meet higher inmate counts in adult corrections.

•	First Nations and Métis Relations is up $11.5 million from budget. The increase is largely due to higher-than-anticipated payments to the First Nations Trust and Community Development Corporations based on higher SIGA net income in 2005-06 and an increase in the 2006-07 net income forecast.

•	There is a new $7.0 million grant for SaskEnergy to provide assistance in the delivery of natural gas to La Ronge and Weyakwin.

•	Justice is up $2.4 million from budget, primarily related to increased RCMP expenses and the Milgaard Inquiry.

Budget Update/Mid-Year Report 2006-07	13

These increases are partially offset by savings primarily in the following areas.

•	Industry and Resources is down $19.5 million from budget, primarily due to the cancellation of the Maple Leaf Foods agreement and delays in ethanol production.

•	Teachers’ Pensions and Benefits is down $2.9 million from budget, primarily due to lower-than-anticipated requirements for the provincial contribution to the Teachers’ Extended Health Plan.

INTEREST COSTS

At mid-year, interest costs are projected to be down $10.0 million from budget, primarily due to lower interest rates.

THE FISCAL STABILIZATION FUND

The 2006-07 Budget relied on a transfer of $75.0 million from the FSF to the GRF.

The mid-year projection allows the GRF to be balanced without reliance on a transfer from the FSF. As a result, the 2006-07 year-end balance in the FSF is projected to be $887.5 million.

2006-07 GRF OPERATING EXPENSE

(Millions of Dollars)	Change	Total
Budget Estimate			$7,149.3

Operating Expense Changes
Advanced Education and Employment	+71.5
Agriculture and Food	+66.6
Community Resources	+48.9
Health	+30.4
Highways and Transportation	+22.6
Learning	+22.2
Culture, Youth and Recreation	+22.1
Environment	+15.1
Government Relations	+14.0
Corrections and Public Safety	+13.5
First Nations and Métis Relations	+11.5
SaskEnergy Incorporated	+7.0
Industry and Resources	-19.5
Other	-1.2

Total Operating Expense Change		$	+324.7

Mid-Year Operating Expense Projection			$7,474.0

14	Mid-Year Report 2006-07/Budget Update

SUMMARY STATEMENT OF SURPLUS

The summary financial balance for 2006-07 is currently forecast to be a deficit of $143.5 million, a deterioration of $30.6 million from the budgeted deficit of $112.9 million.

2006-07 SUMMARY FINANCIAL SURPLUS/(DEFICIT)

(Millions of Dollars)
2006-07 Summary Financial Surplus/(Deficit) - Budget Estimate		$(112.9)

Changes from Budget
Treasury Board Organizations		-63.5
General Revenue Fund	-67.4
Fiscal Stabilization Fund	+75.0
Saskatchewan Infrastructure Fund	+80.0
Pension Adjustment	-148.3
Other Treasury Board Organizations	-2.8
CIC Board Organizations		+39.6
Not-for-Profit Insurance Organizations		-6.7

Total Change from Budget		$-30.6

2006-07 Summary Financial Surplus/(Deficit) - Mid-Year Forecast		$(143.5)

Budget Update/Mid-Year Report 2006-07	15

Borrowing and Debt

GENERAL REVENUE FUND DEBT

The GRF borrows for government and Crown corporations.

Public debt as reported in the Province’s financial statements is comprised of:

•	Gross Debt - the amount of money owed to lenders; less

•	Sinking Funds - the amount of money which has been set aside for the repayment of debt.

Total debt, or public debt plus guaranteed debt, is used by most members of the financial community when analyzing creditworthiness.

•	Guaranteed Debt - the debt of Crown corporations and others that the Province has promised to repay if they are unable to do so.

Total debt is used in this Report. As shown below, the total debt of the GRF at March 31, 2007 is currently projected to be $154.5 million less than estimated in the Budget.

Crown corporations are responsible for the principal and interest payments on their debt. Crown corporation debt is incurred in the normal course of business, primarily for investment in infrastructure and business development initiatives which provide revenue streams to service the debt. Crown corporation debt is forecast to be $280.1 million lower than estimated in the Budget.

Government debt at March 31, 2007 is currently forecast to be $125.6 million higher than estimated in the Budget. This increase is primarily due to a smaller surplus and cash required to fund the Fiscal Stabilization Fund, partially offset by a decrease in cash on hand.

SUMMARY OF TOTAL DEBT
As at March 31, 2007

(Millions of Dollars)	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt	$3,762.9	$3,659.0	$3,482.8	$(280.1)
Government Debt	7,198.0	7,256.4	7,323.6	125.6

Total Debt	$10,960.9	$10,915.4	$10,806.4	$(154.5)

16	Mid-Year Report 2006-07/Budget Update

TOTAL DEBT BY PURPOSE
As at March 31, 2007

(Millions of Dollars)	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt
Information Services Corporation
of Saskatchewan	$26.5	$26.5	$26.0	$(0.5)
Investment Saskatchewan Inc.	11.2	10.9	10.9	(0.3)
Municipal Financing Corporation
of Saskatchewan	12.5	19.8	21.0	8.5
Saskatchewan Crop Insurance Corporation	120.0	120.0	113.0	(7.0)
Saskatchewan Development Fund	0.8	0.4	0.4	(0.4)
Saskatchewan Housing Corporation	38.9	38.1	36.9	(2.0)
Saskatchewan Opportunities Corporation	29.8	25.4	25.2	(4.6)
Saskatchewan Power Corporation	2,313.0	2,313.0	2,229.0	(84.0)
Saskatchewan Telecommunications
Holding Corporation	474.3	381.8	349.2	(125.1)
Saskatchewan Water Corporation	37.0	37.0	37.0	--
SaskEnergy Incorporated	698.9	686.1	634.2	(64.7)

Crown Corporation Total Debt	$3,762.9	$3,659.0	$3,482.8	$(280.1)
Government Total Debt	7,198.0	7,256.4	7,323.6	125.6

Total Debt	$10,960.9	$10,915.4	$10,806.4	$(154.5)

BORROWING

The Province borrows through the sale of securities in capital markets and through the sale of savings bonds to Saskatchewan residents.

The Province’s 2006-07 borrowing requirements are projected to be $1,472.4 million, $20.1 million lower than estimated in the Budget due to lower requirements for Crown corporations partially offset by increased requirements for government purposes ($188.7 million).

SUMMARY STATEMENT OF TOTAL DEBT

GRF total debt includes all debt borrowed or guaranteed by the GRF for either government purposes or the purposes of certain Crown corporations. Some Crown corporations and other organizations have obligations to other entities, either by borrowing directly or by guaranteeing the debt of others. The GRF is not responsible for this other debt.

The Summary Statement of Debt on page 28 calculates the total debt of government entities by listing both GRF debt and other debt.

Budget Update/Mid-Year Report 2006-07	17

SUMMARY STATEMENT OF TOTAL DEBT
As at March 31, 2007

(Millions of Dollars)	Budget Estimate	Mid-Year Projection	Mid-Year Change from Budget
GRF Debt for Crown Corporations	$3,762.9	$3,482.8	$(280.1)
GRF Debt for Government	7,198.0	7,323.6	125.6

GRF Total Debt	$10,960.9	$10,806.4	$(154.5)
Other Debt	277.8	279.9	2.1

Summary Statement of Total Debt	$11,238.7	$11,086.3	$(152.4)

18	Mid-Year Report 2006-07/Budget Update

2006-2007 Saskatchewan Mid-Year Report

General Revenue Fund (GRF) Financial Tables Update

General Revenue Fund

Statement of Revenue

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Change from Budget	Change from 1st Quarter
Corporation Capital	$427,100	$427,100	$475,000	$47,900	$47,900
Corporation Income	361,400	361,400	396,700	35,300	35,300
Fuel	371,300	371,300	371,300	--	--
Individual Income	1,494,000	1,494,000	1,638,700	144,700	144,700
Sales	1,097,000	1,097,000	1,157,200	60,200	60,200
less: reduced PST revenue due to rate cut	--	--	(136,100)	(136,100)	(136,100)
Tobacco	165,400	165,400	185,300	19,900	19,900
Other	94,700	94,700	94,700	--	--

Taxes	$4,010,900	$4,010,900	$4,182,800	$171,900	$171,900

Natural Gas	$186,000	$210,800	$172,300	$(13,700)	$(38,500)
Oil	989,800	1,140,600	1,188,600	198,800	48,000
Potash	279,100	172,200	199,400	(79,700)	27,200
Other	56,900	55,800	52,500	(4,400)	(3,300)

Non-Renewable Resources	$1,511,800	$1,579,400	$1,612,800	$101,000	$33,400

Crown Investments Corporation	$160,000	$160,000	$167,000	$7,000	$7,000
of Saskatchewan
Saskatchewan Liquor and
Gaming Authority	334,100	344,600	346,500	12,400	1,900
Other Enterprises and Funds	42,500	42,500	43,000	500	500

Transfers from Crown Entities	$536,600	$547,100	$556,500	$19,900	$9,400

Fines, Forfeits and Penalties	$10,200	$10,200	$10,200	$--	$--
Interest, Premium, Discount
and Exchange	53,400	53,400	77,400	24,000	24,000
Motor Vehicle Fees	128,700	128,700	130,000	1,300	1,300
Other Licences and Permits	35,600	33,100	33,500	(2,100)	400
Sales, Services and Service Fees	84,000	85,000	85,100	1,100	100
Transfers from Other Governments	16,400	16,400	17,300	900	900
Other	16,000	18,000	19,400	3,400	1,400

Other Revenue	$344,300	$344,800	$372,900	$28,600	$28,100

Own-Source Revenue	$6,403,600	$6,482,200	$6,725,000	$321,400	$242,800

Canada Health Transfer	$760,800	$752,800	$745,300	$(15,500)	$(7,500)
Canada Social Transfer	348,400	343,400	338,900	(9,500)	(4,500)
Equalization Payments	--	13,000	12,700	12,700	(300)
Other	214,400	208,700	307,600	93,200	98,900

Transfers from the
Government of Canada	$1,323,600	$1,317,900	$1,404,500	$80,900	$86,600

Revenue	$7,727,200	$7,800,100	$8,129,500	$402,300	$329,400

20	Mid-Year Report 2006-07/Budget Update

General Revenue Fund

Statement of Expense

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Change from Budget	Change from 1st Quarter
Executive Branch of Government

Advanced Education and Employment	$603,936	$603,936	$675,406	$71,470	$71,470
Agriculture and Food	264,936	336,136	331,566	66,630	(4,570)
Community Resources	602,415	601,408	651,361	48,946	49,953
Corrections and Public Safety	129,612	138,180	143,159	13,547	4,979
Culture, Youth and Recreation	50,340	50,730	72,450	22,110	21,720
Environment	179,739	189,739	194,855	15,116	5,116
Executive Council	8,909	8,909	8,909	--	--
Finance	40,759	40,759	40,759	--	--
- Public Service Pensions and Benefits	219,103	219,103	219,103	--	--
First Nations and Métis Relations	51,095	62,062	62,582	11,487	520
Government Relations	199,407	199,407	213,372	13,965	13,965
Health	3,178,583	3,178,583	3,208,983	30,400	30,400
Highways and Transportation	288,930	304,030	311,560	22,630	7,530
Industry and Resources	91,493	91,493	72,038	(19,455)	(19,455)
Information Technology Office	5,508	5,508	5,608	100	100
Justice	231,945	231,945	234,378	2,433	2,433
Labour	15,680	15,680	15,680	--	--
Learning	767,470	767,227	789,700	22,230	22,473
- Teachers’ Pensions and Benefits	138,749	135,866	135,866	(2,883)	--
Northern Affairs	5,716	5,716	5,716	--	--
Property Management	9,942	9,942	8,493	(1,449)	(1,449)
Public Service Commission	14,443	14,443	14,443	--	--
Regional Economic and
Co-operative Development	11,151	11,151	11,151	--	--
Saskatchewan Research Council	8,446	8,446	8,446	--	--
SaskEnergy Incorporated	--	--	7,000	7,000	7,000

Legislative Branch of Government

Chief Electoral Officer	807	1,010	1,223	416	213
Children’s Advocate	1,295	1,295	1,295	--	--
Conflict of Interest Commissioner	138	138	138	--	--
Information and Privacy Commissioner	599	599	599	--	--
Legislative Assembly	20,267	20,267	20,267	--	--
Ombudsman	1,816	1,816	1,816	--	--
Provincial Auditor	6,063	6,063	6,063	--	--

Operating Expense	$7,149,292	$7,261,587	$7,473,985	$324,693	$212,398
Debt Servicing	551,000	551,000	541,000	(10,000)	(10,000)

Expense	$7,700,292	$7,812,587	$8,014,985	$314,693	$202,398

Budget Update/Mid-Year Report 2006-07	21

General Revenue Fund

Statement of Borrowing Requirements

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Borrowing for Crown Corporations

Information Services Corporation
of Saskatchewan	$20,000	$20,000	$19,500	$(500)
Municipal Financing Corporation
of Saskatchewan	--	7,300	8,600	8,600
Saskatchewan Opportunities Corporation	26,800	22,400	22,200	(4,600)
Saskatchewan Power Corporation	100,000	100,000	15,900	(84,100)
Saskatchewan Telecommunications
Holding Corporation	165,000	72,500	39,800	(125,200)
Saskatchewan Water Corporation	4,600	4,600	4,600	0
SaskEnergy Incorporated	58,200	58,200	55,200	(3,000)

Borrowing for Crown Corporations	$374,600	$285,000	$165,800	$(208,800)
Borrowing for Government	1,117,968	1,422,594	1,306,643	188,675

Total Borrowing Requirements	$1,492,568	$1,707,594	$1,472,443	$(20,125)

22	Mid-Year Report 2006-07/Budget Update

General Revenue Fund

Statement of Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporation Debt

Information Services Corporation
of Saskatchewan	$26,500	$26,500	$26,000	$(500)
Investment Saskatchewan Inc.	11,156	10,919	10,919	(237)
Municipal Financing Corporation
of Saskatchewan	12,527	19,728	21,028	8,501
Saskatchewan Crop Insurance Corporation	120,000	120,000	113,000	(7,000)
Saskatchewan Housing Corporation	38,865	38,075	36,943	(1,922)
Saskatchewan Opportunities Corporation	29,800	25,400	25,200	(4,600)
Saskatchewan Power Corporation	2,313,024	2,313,024	2,228,962	(84,062)
Saskatchewan Telecommunications
Holding Corporation	474,227	381,724	349,068	(125,159)
Saskatchewan Water Corporation	36,961	36,961	36,961	--
SaskEnergy Incorporated	698,935	686,126	634,214	(64,721)

Crown Corporation Debt	$3,761,995	$3,658,457	$3,482,295	$(279,700)
Government Debt	7,151,041	7,208,050	7,275,207	124,166

Public Debt	$10,913,036	$10,866,507	$10,757,502	$(155,534)
Guaranteed Debt	47,941	48,915	48,966	1,025

Total Debt	$10,960,977	$10,915,422	$10,806,468	$(154,509)

Crown Corporation Gross Debt	$4,109,569	$4,007,069	$3,831,969	$(277,600)
Crown Corporation Sinking Funds	(347,574)	(348,612)	(349,674)	(2,100)

Crown Corporation Public Debt	$3,761,995	$3,658,457	$3,482,295	$(279,700)
Crown Corporation Guaranteed Debt	921	520	520	(401)

Crown Corporation Total Debt	$3,762,916	$3,658,977	$3,482,815	$(280,101)

Government Gross Debt	$8,033,434	$8,090,416	$8,174,465	$141,031
Government Sinking Funds	(882,393)	(882,366)	(899,258)	(16,865)

Government Public Debt	$7,151,041	$7,208,050	$7,275,207	$124,166
Government Guaranteed Debt	47,020	48,395	48,446	1,426

Government Total Debt	$7,198,061	$7,256,445	$7,323,653	$125,592

Total Debt	$10,960,977	$10,915,422	$10,806,468	$(154,509)

Budget Update/Mid-Year Report 2006-07	23

General Revenue Fund

Statement of Guaranteed Debt

	(thousands of dollars)
	Budget Estimate	1st Quarter Forecast	Mid-Year Projection	Mid-Year Change from Budget
Crown Corporations

The Power Corporation Act
Saskatchewan Power Savings Bonds
Series I to Series VII (matured)	$20	$20	$20	$--
The Saskatchewan Development Fund Act
Guaranteed Investments	758	400	400	(358)
The Saskatchewan Telecommunications Act
TeleBonds - Series 1 (matured)	143	100	100	(43)

Guaranteed Debt for Crown Corporations	$921	$520	$520	$(401)

Other

The Economic and Co-operative Development Act
Vanguard Incorporated	$1,250	$1,250	$1,250	$--
The Farm Financial Stability Act
Breeder Associations Loan Guarantees	19,245	20,000	20,000	755
Feeder Associations Loan Guarantees	13,469	14,000	14,000	531
Feedlot Construction Loan Guarantees	2,906	3,000	3,000	94
Individual Feedlot Loan Guarantees	3,000	3,000	3,000	--
Enhanced Feeder Loan Guarantees	1,000	1,000	1,000	--
The Housing and Special Care Homes Act
Senior Citizen’s Housing	32	32	32	--
The NewGrade Energy Inc. Act
NewGrade Energy Inc.	6,041	6,037	6,088	47
The Student Assistance and Student Aid Fund Act	77	76	76	(1)

Total Other	$47,020	$48,395	$48,446	$1,426

Total Guaranteed Debt	$47,941	$48,915	$48,966	$1,025

24	Mid-Year Report 2006-07/Budget Update

2006-2007 Saskatchewan Mid-Year Report

Summary Statement Update

Government of Saskatchewan

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2006-07	Forecast 2006-07	Change
Treasury Board Organizations[1]
General Revenue Fund (GRF)	$101.9	$34.5	$(67.4)
Fiscal Stabilization Fund	(75.0)	--	75.0
Saskatchewan Infrastructure Fund	--	80.0	80.0
Agricultural Credit Corporation of Saskatchewan	2.6	2.6	--
Community Initiatives Fund	--	0.4	0.4
Liquor and Gaming Authority	334.1	346.5	12.4
Regional Colleges	(2.7)	(1.1)	1.6
Regional Health Authorities	(1.3)	3.2	4.5
Saskatchewan Agricultural Stabilization Fund	0.2	0.2	--
Saskatchewan Cancer Foundation	(3.2)	--	3.2
Saskatchewan Communications Network Corporation	(0.2)	--	0.2
Saskatchewan Gaming Corporation	31.1	31.6	0.5
Saskatchewan Health Information Network	30.2	18.6	(11.6)
Saskatchewan Housing Corporation	(1.4)	(1.3)	0.1
Saskatchewan Institute of Applied Science and Technology	(1.7)	(1.4)	0.3
Saskatchewan Research Council	0.3	0.2	(0.1)
Saskatchewan Student Aid Fund	(2.5)	(2.5)	--
Saskatchewan Watershed Authority	(0.7)	(0.3)	0.4
Other Organizations	0.4	(8.4)	(8.8)
Interagency Accounting Adjustments	(10.2)	(3.2)	7.0
Adjustment to account for pension costs on an accrual basis	(336.5)	(484.8)	(148.3)

	$65.4	$14.8	$(50.6)
Dividends included in GRF surplus	(365.2)	(378.1)	(12.9)

Surplus (Deficit) of Treasury Board Organizations	$(299.8)	$(363.3)	$(63.5)

CIC Board Organizations[2]
Crown Investments Corporation (non-consolidated)[3]	$(23.6)	$34.5	$58.1
Information Services Corporation	5.4	6.7	1.3
Investment Saskatchewan Inc.	39.0	54.1	15.1
SaskEnergy Incorporated	78.4	52.3	(26.1)
Saskatchewan Government Insurance	35.0	33.9	(1.1)
Saskatchewan Opportunities Corporation	4.9	4.9	--
Saskatchewan Power Corporation	103.0	103.0	--
Saskatchewan Telecommunications Holding Corporation	70.5	69.1	(1.4)
Saskatchewan Transportation Company	(0.5)	0.2	0.7
Saskatchewan Water Corporation	(0.5)	(0.5)	--
Other	(1.8)	(1.8)	--

	$309.8	$356.4	$46.6
Dividends included in GRF surplus	(160.0)	(167.0)	(7.0)

Retained Surplus of CIC Board Organizations	$149.8	$189.4	$39.6

Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(150.0)	$(173.9)	$(23.9)

26	Mid-Year Report 2006-07/Budget Update

Government of Saskatchewan

Summary Statement of Surplus

	(millions of dollars)
	Estimated 2006-07	Forecast 2006-07	Change
Surplus (Deficit) Prior to Not-for-Profit Insurance Organizations	$(150.0)	$(173.9)	$(23.9)

Not-for-Profit Insurance Organizations
Saskatchewan Auto Fund	$(0.6)	$1.9	$2.5
Saskatchewan Crop Insurance Corporation	--	(22.1)	(22.1)
Crop Reinsurance Fund of Saskatchewan	33.0	40.2	7.2
Workers’ Compensation Board (Saskatchewan)	4.7	10.4	5.7

Surplus (Deficit) of Not-for-Profit Insurance Organizations	$37.1	$30.4	$(6.7)

Surplus (Deficit)	$(112.9)	$(143.5)	$(30.6)

[1] The budgets of these organizations include grants from the GRF and are subject to Treasury Board review.
[2] The budgets of these organizations are on a calendar year basis and may include grants from CIC.
[3] Excludes dividend revenue from subsidiaries.

Budget Update/Mid-Year Report 2006-07	27

Government of Saskatchewan

Summary Statement of Debt

	(millions of dollars)
	Budget	Mid-Year			Mid-Year Change from
	Estimate	GRF Debt	Other Debt	Debt	Budget
Treasury Board Organizations

Government Public Debt	$7,151.0	$7,275.2	$--	$7,275.2	$124.2

Municipal Financing Corporation
of Saskatchewan	$12.5	$21.0	$--	$21.0	$8.5
Regional Health Authorities	99.9	--	99.1	99.1	(0.8)
Saskatchewan Gaming Corporation	33.1	--	33.3	33.3	0.2
Saskatchewan Housing Corporation	52.0	36.9	13.0	49.9	(2.1)
Other Treasury Board Organizations	2.0	--	2.3	2.3	0.3

Public Debt of Other
Treasury Board Organizations	$199.5	$57.9	$147.7	$205.6	$6.1

Public Debt of Treasury Board Organizations	$7,350.5	$7,333.1	$147.7	$7,480.8	$130.3

CIC Board Organizations

Information Services Corporation
of Saskatchewan	$26.5	$26.0	$--	$26.0	$(0.5)
Investment Saskatchewan Inc.	11.2	10.9	--	10.9	(0.3)
Saskatchewan Opportunities Corporation	29.8	25.2	--	25.2	(4.6)
Saskatchewan Power Corporation	2,402.1	2,229.0	88.9	2,317.9	(84.2)
Saskatchewan Telecommunications	481.4	349.1	6.9	356.0	(125.4)
Saskatchewan Water Corporation	37.0	37.0	--	37.0	--
SaskEnergy Incorporated	706.5	634.2	7.6	641.8	(64.7)
Other CIC Board Organizations	0.4	--	--	--	(0.4)

Public Debt of CIC Board Organizations	$3,694.9	$3,311.4	$103.4	$3,414.8	$(280.1)

Not-for-Profit Insurance Organizations
Saskatchewan Crop Insurance
Corporation	$120.0	$113.0	$--	$113.0	$(7.0)

Public Debt of Not-for-Profit
Insurance Organizations	$120.0	$113.0	$--	$113.0	$(7.0)

Public Debt	$11,165.4	$10,757.5	$251.1	$11,008.6	$(156.8)
Guaranteed Debt	73.3	48.9	28.8	77.7	4.4

Total Debt	$11,238.7	$10,806.4	$279.9	$11,086.3	$(152.4)

Government Purpose	$7,198.1	$7,323.6	$--	$7,323.6	$125.5
Other Treasury Board Organizations	219.4	58.3	167.4	225.7	6.3
CIC Board Organizations	3,701.2	3,311.5	112.5	3,424.0	(277.2)
Not-for-Profit Organizations	120.0	113.0	--	113.0	(7.0)

Total Debt	$11,238.7	$10,806.4	$279.9	$11,086.3	$(152.4)

28	Mid-Year Report 2006-07/Budget Update

Appendix 1 –
2006-07 GRF Oil Revenue

The Mid-Year Report includes an oil revenue estimate that is $198.8 million, or 20.1 per cent, higher than the estimate in the Budget. The most sensitive factor affecting the province’s crude oil revenue is the price received for the crude oil produced in Saskatchewan. This price is impacted by numerous factors that continuously change and are somewhat interrelated. The following is an explanation of the significant factors that impact the oil price.

WTI PRICE FACTOR

West Texas Intermediate (WTI) oil is a high quality light sweet (low density and sulphur content) crude. The price of WTI oil is the most commonly referenced oil price in North America and is generally quoted at Cushing, Oklahoma, in United States dollars (US$) per barrel. The comparable price for the same crude in Saskatchewan would be substantially different due to exchange rates and pipeline tariffs.

Since at least 95 per cent of Saskatchewan’s crude oil is significantly lower in quality than WTI oil, the average price of Saskatchewan’s crude oil is lower than the WTI oil price. In the Mid-Year Report, the WTI price is estimated to be US$65.29 per barrel on average for the fiscal year; whereas, the average price of crude oil in Saskatchewan is estimated to be C$49.06 per barrel.

Compared to the Budget, the WTI price in the Mid-Year Report is estimated to be US$6.54 per barrel higher while the average price of crude oil in Saskatchewan is estimated to be only C$5.61 per barrel higher.

Typically, if the WTI price increases by US$1 per barrel, the price of heavy crude oil increases approximately US$0.65 per barrel. With the change in heavy oil accounted for, an incremental US$1 per barrel change in the WTI price results in about C$21 million in incremental GRF oil revenue.

EXCHANGE RATE FACTOR

Since the price of Saskatchewan’s crude oil is determined based on prices in the United States, the exchange rate is an important factor in determining the price of oil produced in Saskatchewan. The exchange rate assumed in the Mid-Year Report is 0.8945 $US/$C, which is 0.0252 $US/$C higher than the rate assumed in the Budget.

Assuming none of the other relevant factors change over a one-year period, an incremental $0.01 change in the $US/$C exchange rate over the same period will result in a current estimated C$16 million change to the GRF oil revenue. The higher the exchange rate, the lower the price of oil produced in Saskatchewan.

Budget Update/Mid-Year Report 2006-07	29

CRUDE OIL QUALITY FACTOR

As noted earlier, approximately 95 per cent of Saskatchewan’s crude oil is lower in quality than the WTI light sweet crude oil. Lower quality crude oil is less attractive to refiners and therefore attracts lower prices.

Currently, over 50 per cent of Saskatchewan’s crude oil is heavy sour crude oil.

In order for this crude to be transported by pipeline, the crude needs to be blended with lighter liquid hydrocarbons (often referred to as condensate). Based on supply/demand conditions, the price differential between the blended heavy oil and light oil continuously changes. The Mid-Year Report assumes an average yearly differential of US$20.47 per barrel at Chicago compared to US$20.56 per barrel in the Budget.

Assuming no other relevant factors change over a one-year period, an incremental US$1 per barrel change in the price differential between WTI and blended heavy oil at Chicago over the same period will result in a current estimated C$23 million change to provincial GRF oil revenue. A higher price differential translates into lower heavy oil prices.

CONDENSATE PRICE FACTOR

In Saskatchewan, condensate is blended with heavy oil in order to lower the viscosity of the heavy oil for pipeline transporting purposes. As the overall production of heavy oil increases in western Canada, the demand for condensate also increases.

The Mid-Year Report assumes a higher price for the condensate than used in the Budget. Since the blended heavy oil price is determined by the refineries, the higher condensate price has the effect of devaluing the price of heavy crude oil.

Assuming none of the other relevant factors change over a one-year period, an incremental US$1 per barrel change in the condensate price over the same period will result in a current estimated C$4 million change to the GRF oil revenue. A higher condensate price translates into lower heavy oil prices.

OTHER FACTORS AFFECTING OIL REVENUE

In addition to the factors listed above which can dramatically fluctuate, the following other factors also impact oil revenue estimates in Saskatchewan.

•	Based on the level of drilling occurring throughout the province, the mixture of light, medium and heavy oil in the province changes as does the mixture of Crown oil (oil produced from lands in which the province owns the mineral rights) and freehold oil (oil produced from lands in which individuals, companies or the Government of Canada own the mineral rights). The level of provincial take is dependent on the quality of the oil and the mineral ownership of the oil.

•	Based on the natural productivity decline of wells, the development of new enhanced oil recovery projects, and the maintenance schedule of wells, the overall production of oil from existing wells in the province changes.

•	The pipeline equalization formulas and tariffs that affect the cost of transporting oil change from time to time.

30	Mid-Year Report 2006-07/Budget Update

CONCLUSION

While the WTI benchmark price is a useful indicator of overall trends, it is not the price actually received by Saskatchewan producers and it cannot be translated into government revenue on a consistent, one-to-one basis.

Historically, the WTI benchmark price and Saskatchewan oil revenue have generally moved in the same direction, but not always by the same proportion.

Budget Update/Mid-Year Report 2006-07	31

Appendix 2 –
Funding the Fiscal Stabilization Fund

The Fiscal Stabilization Fund (FSF) was created in 2000-01 to:

•	stabilize the Province’s year-to-year fiscal position; and,

•	facilitate the accomplishment of long-term objectives.

The establishment of the FSF was initially accomplished by transferring the retained earnings of the Saskatchewan Liquor and Gaming Authority into the General Revenue Fund (GRF). At that time, primarily because of capital market interest rates, a decision was made to use the FSF assets to reduce general government purpose debt rather than to establish a funded FSF holding marketable assets.

It was understood that, all else being equal, as commitments were financed out of the FSF, GRF debt would increase. Therefore, all else being equal, as an unfunded FSF was drawn down, GRF debt would rise until the FSF was fully utilized.

Since 2000-01, a number of events have occurred which have resulted in the FSF balance increasing rather than being eliminated. These events include higher resource revenues and federal government “one-time” payments to the provinces. These higher-than-forecast revenues have also increased the Province’s cash on hand.

Therefore, as a result, at March 31, 2006, the GRF cash balance was approximately $1.027 billion. As a result of these factors, the GRF cash balance will fund, together with an increase in government debt of $81.2 million, the FSF and all other GRF cash requirements in 2006-07. Government debt is forecast to increase from $7,242.4 million at March 31, 2006 to $7,323.6 million at March 31, 2007. The FSF balance is forecast to be $887.5 million at March 31, 2007.

The absolute and historically low level of Government of Canada interest rates and provincial credit spreads influenced the decision to fund the FSF. Approximately $1.1 billion of government debt is maturing in 2006-07 with a weighted average cost of funds of approximately 5.75 per cent. The current interest rate environment permits the Province to refinance the maturing debt at longer term rates lower than the cost of the maturing debt.

The current interest rate and credit curve is unusual with an inverted yield curve between the Government of Canada overnight rate and the 10-year Government of Canada bond yield. For example, at the present time, there are approximately 20 basis points between the overnight rate and the Province’s 10-year cost of financing. Over the near term, however, if the yield and credit curves normalize and Canadian and term interest rates rise, borrowing to fund future FSF drawdowns could increase debt servicing costs.

32	Mid-Year Report 2006-07/Budget Update

The funded FSF will:

•	be transparent with assets invested to match the anticipated drawdowns;

•	permit government debt refinancing at historically low interest rates; and,

•	allow for additional assets to be invested if increased revenue occurs in the future.

Funding the FSF will also help stabilize government debt at the March 31, 2007 level. In the absence of budgetary deficits, government debt will primarily increase over a period of time by the amount of own-source capital expenses to the extent that they exceed annual amortization charges.

Budget Update/Mid-Year Report 2006-07	33

Appendix 3 –
Saskatchewan Infrastructure Fund

The Mid-Year Report introduces a new funding arrangement for building and improving infrastructure in Saskatchewan communities - The Saskatchewan Infrastructure Fund.

The Fund will be established in 2006-07 with an initial injection of $100 million from the General Revenue Fund (GRF). The Fund will then provide resources through the GRF to support the provision of public infrastructure in Saskatchewan over the next number of years.

BUILDING COMMUNITIES

The initial $100 million will be used over the next three years to fulfill infrastructure commitments under the Building Communities program which will address cultural and recreational needs of Saskatchewan. The Building Communities program was announced in the 2005 Speech From the Throne.

The Building Communities program will provide capital funding to various cultural and recreational facilities across the province including museums, art galleries and sports complexes. The Department of Culture, Youth and Recreation will be announcing the eligibility criteria and funding arrangements for the program in the near future.

The Saskatchewan Infrastructure Fund may receive further financial injections at a later date as additional resources become available.

SASKATCHEWAN INFRASTRUCTURE FUND

(Millions of Dollars)	2006-07	2007-08	2008-09	Total
Saskatchewan Infrastructure Fund -	$20.0	$40.0	$40.0	$100.0
Building Communities

34	Mid-Year Report 2006-07/Budget Update

Appendix 4 –
Revenue Initiatives

INTRODUCTION

The Government of Saskatchewan introduced several tax reduction initiatives during the 2006-07 fall Legislative Session to allow provincial residents and businesses to directly benefit from the economic prosperity that the province is currently experiencing. This paper provides additional information on these tax changes, as announced by the Minister of Finance during the Session. As this paper only summarizes these tax initiatives, the reader is advised to contact Saskatchewan Finance (at 1-866-862-6246) or consult the amending legislation for more precise information.

PROVINCIAL SALES TAX

Effective after October 27, 2006, the Government lowered the rate of the Provincial Sales Tax (PST) from seven per cent to five per cent, the lowest PST rate since 1987.

The reduction in the PST rate significantly lowers the level of taxation for Saskatchewan families and businesses, providing annual tax savings of about $325 million. An average family earning $50,000 per year will see annual PST savings of $307.

For consumers, the sales tax rate reduction, in combination with the extensive list of family essentials which continue to be exempt from the PST (such as prescription drugs, children’s clothing, reading materials, residential electricity and natural gas), means that Saskatchewan families now pay a lower amount of sales tax, on an annual basis, than residents of any other province with a sales tax.

Budget Update/Mid-Year Report 2006-07	35

For businesses, the reduction in the PST rate improves the competitiveness of the provincial tax system and lowers the cost of business investment and operation in the province. This initiative supplements the major business tax reforms that were announced in the 2006-07 Budget, including the elimination of the general Corporation Capital Tax and the significant reduction of the general Corporation Income Tax rate.

The PST rate reduction also improves the retail competitiveness of communities located near our provincial borders by reducing the incentive for Saskatchewan residents to cross-border shop.

The Government’s PST initiative also reduces, by almost 30 per cent, the sales taxes that municipalities, public institutions (hospitals, universities and schools) and other community-based organizations pay on their capital and operating expenses. This tax savings will now be available for investment in improving public services.

TOBACCO TAX

Since the PST applies to tobacco products, the reduction in the PST rate from seven per cent to five per cent would result in a decline in the price consumers pay for tobacco products if no other action was taken.

In order to offset the effect of the PST reduction on the price of tobacco products paid by consumers, effective after October 27, 2006, the Tobacco Tax increased from 17.5¢ to 18.3¢ per cigarette or tobacco stick or gram of cut tobacco. This is equivalent to an increase of 20¢ per package of 25 cigarettes. The tax rate on cigars remained unchanged at 95 per cent of the retail selling price, to a maximum of $2.50 per cigar.

INVESTMENT TAX CREDIT FOR MANUFACTURING AND PROCESSING

In 1995, Saskatchewan introduced an Investment Tax Credit (ITC) to encourage plant and equipment acquisitions for manufacturing and processing (M&P) activities in Saskatchewan. The ITC is intended to offset the PST payable on the acquisition of production assets in the M&P sector and is available to all M&P corporations as a credit against their Saskatchewan corporate income taxes.

As part of the business tax reforms that were announced in the 2006-07 Budget, the ITC was converted into a refundable credit, improving the timeliness of ITC benefits for companies that are in the initial years of their development or that are expanding their operations.

In conjunction with the PST rate reduction, the ITC rate was also reduced from seven per cent to five per cent for eligible acquisitions made after October 27, 2006.

36	Mid-Year Report 2006-07/Budget Update

DIVIDEND TAX CREDIT FOR “ELIGIBLE DIVIDENDS”

Effective for the 2006 taxation year, the Government established an 11 per cent provincial dividend tax credit (DTC) rate for dividends received from larger corporations (referred to as “eligible dividends”).

Business income is subject to taxation at the corporate income tax (CIT) level and again at the personal income tax (PIT) level when that income is distributed to shareholders in the form of dividends. The DTC mechanism is intended to recognize and offset the CIT paid at the corporate level so that the business income is not subject to double-taxation and will ultimately be taxed at similar overall rates as other forms of personal income.

However, the previous DTC mechanism did not adequately offset the CIT paid by large corporations, resulting in the over-taxation of this income relative to other forms of income. The introduction of a separate 11 per cent DTC rate for eligible dividends addresses this situation.

SMALL BUSINESS TAX CHANGES

To improve Saskatchewan’s tax competitiveness for small businesses, the Government is reducing the small business CIT rate from five per cent to 4.5 per cent, effective January 1, 2007. In addition, the Government is also lowering, effective for the 2007 taxation year, the DTC for small business dividends from the current eight per cent to six per cent, in recognition of Saskatchewan’s lower small business tax rate.

INDEXATION FOR THE 2007 TAXATION YEAR

The Minister of Finance announced an indexation factor of 2.2 per cent to be applied to the Saskatchewan personal income tax system for the 2007 taxation year. This indexation factor fully indexes the 2007 Saskatchewan personal income tax system to inflation and matches the national CPI rate. Fully indexing the income tax system in 2007 demonstrates the Government’s continuing commitment to fair taxation.

Since re-introducing indexation in 2004, the Government has fully indexed the provincial income tax system to the national rate of inflation.

INCOME TAX REDUCTIONS RESULTING FROM INDEXATION

Tax Year	Indexation Factor
2004	3.3%
2005	1.7%
2006	2.2%
2007	2.2%

The dollar amounts that are subject to indexation and the adjustments that will occur on January 1, 2007 are described in the following table.

Budget Update/Mid-Year Report 2006-07	37

INDEXATION ADJUSTMENTS AT 2.2 PER CENT
Effective January 1, 2007

	2006	2007
Income Tax Brackets
Second Bracket	$37,759	$38,405
Third Bracket	107,367	109,729

Tax Credit Amounts
Basic Personal	$8,589	$8,778
Spousal/Equivalent	8,589	8,778
Senior Supplement	1,074	1,097
Dependent Child	2,684	2,743

Age	$4,066	$4,156
Disability	6,741	6,890
Disability Supplement	3,933	4,019
Infirm Dependant	3,933	4,019
Caregiver	3,933	4,019
Medical Expense Threshold	1,884	1,926

Indexation protects taxpayers from “bracket creep,” or automatic increases in tax caused by inflation. Indexation preserves the real value of the personal tax credits and the income tax brackets, since these also rise with inflation. Indexation therefore provides the most benefit to taxpayers who are on fixed incomes, such as pensioners.

The following table illustrates the reduction in provincial income tax payable for pensioners on fixed incomes, as a result of the 2.2 per cent indexation factor.

IMPACT OF 2.2 PER CENT INDEXATION FACTOR ON INCOME TAXES PAYABLE
FOR A SINGLE PENSIONER ON A FIXED INCOME

Income	2006 Provincial Income Tax Payable	2007 Provincial Income Tax Payable	Indexation Savings
$15,000	$30	$0	$30
$25,000	1,130	1,097	33
$35,000	2,308	2,264	44
$50,000	4,454	4,393	61

38	Mid-Year Report 2006-07/Budget Update

2006-2007 Saskatchewan Mid-Year Report

Performance Plan Summary

A Vision for the Province

As part of an ongoing system of planning, measuring and reporting, departments and agencies develop Performance Plans that outline their goals, objectives and key actions for the year. The Plans contain performance measures that track progress toward meeting their objectives. At mid-year, departments are required to report on their progress towards implementing actions that are designed to meet their objectives over time.

The Performance Plan Summary, reported on at mid-year, is released with the budget and identifies the key initiatives government plans to undertake to meet its priority objectives. The Performance Plan Summary is one of the first steps in a system of increased accountability to the public. The Summary provides an overview of the key priorities government is pursuing and highlights some of the initiatives departments will undertake during the year to support those priorities.

The Government articulated its vision for the current year in the Fall 2005 Speech from the Throne:

Our Vision is that of a province where no one is left behind on the path to opportunity, a province with an unbreakable social fabric, built on the foundation of diverse and growing communities, in a green and prosperous economy.

The 2006-07 Budget reinforced government’s commitment to its vision by focusing on three themes:

•	A Green and Prosperous Economy - there can be no social progress without a strong economy;

•	Diverse and Growing Communities - supporting our communities and rural residents; and

•	An Unbreakable Social Fabric: No One Left Behind - educating and retaining our youth and ensuring no one is left behind on the road to economic prosperity.

This document provides a status report on the progress made towards meeting the major commitments in the 2005 Throne Speech, as well as those outlined in the Performance Plan Summary, released with the 2006-07 Budget.

Six months into the fiscal year, many of the commitments have been met and a great many others are on track to be fulfilled within the timeframes outlined.

More detailed reports on progress towards these commitments will be available in the department and agency 2006-07 Annual Reports which are released 120 days after the close of the fiscal year.

Unless otherwise stated, the progress reported is for the period to September 30, 2006.

Bracketed references at the end of each update identify the department or agency responsible for that activity.

40	Mid-Year Report 2006-07/Budget Update

A Green and Prosperous Economy

The 2006-07 Budget delivered on government’s commitment to encourage economic growth and prosperity by lowering business taxes. Lower taxes lead to a better business climate which encourages greater capital investment and creates jobs. To support this growth, investments were made in the province’s key economic sectors, in our infrastructure and in labour force development to ensure that a greater number of people can be engaged in the growing economy.

INCREASED COMPETITIVENESS

In the Budget, the Government responded to the recommendations of the Saskatchewan Business Tax Review Committee and announced immediate reforms to corporate and small business taxes. The tax reductions, which continue through 2008, result in an immediate advantage for Saskatchewan business of $95 million in 2006-07. There were a number of other initiatives designed to enhance the Saskatchewan advantage as outlined below.

•	Elimination of the general Corporate Capital Tax (CCT), to be complete by July 2008. [Finance]

~	Legislative amendments were passed May 19, 2006, to phase down and then eliminate the general CCT. The legislation schedules the changes as follows: from 0.6 per cent to 0.3 per cent as of July 1, 2006, to 0.15 per cent as of July 1, 2007, and elimination of the tax as of July 1, 2008.

•	Elimination of the general CCT on new capital investments in Saskatchewan beginning in July 2006. [Finance]

~	Regulatory amendments were passed May 30, 2006, to exempt new capital investments from the CCT effective July 1, 2006.

•	Reduce the CCT Resource Surcharge rates beginning in July 2006. [Finance]

~	Legislative amendments were passed May 19, 2006, to phase down the general CCT Resource Surcharge rate as follows: from 3.6 per cent to 3.3 per cent as of July 1, 2006, to 3.1 per cent as of July 1, 2007, and to 3.0 per cent as of July 1, 2008.

~	Regulatory amendments were passed May 30, 2006, to phase down the CCT Resource Surcharge rate for fourth tier oil as follows: from 2.0 per cent to 1.85 per cent as of July 1, 2006, to 1.75 per cent as of July 1, 2007, and to 1.7 per cent as of July 1, 2008.

•	Reduce the Corporate Income Tax (CIT) rate from 17 to 12 per cent by July 2008. [Finance]

~	Legislative amendments were passed on May 19, 2006, to phase down the general CIT rate as follows: from 17 per cent to 14 per cent as of July 1, 2006, to 13 per cent as of July 1, 2007, and to 12 per cent as of July 1, 2008.

Budget Update/Mid-Year Report 2006-07	41

•	Increase the small business threshold from $300,000 to $500,000 by July 2008. [Finance]

~	Legislative amendments were passed on May 19, 2006, to increase the small business threshold as follows: from $300,000 to $400,000 as of July 1, 2006, to $450,000 as of July 1, 2007, and to $500,000 as of July 1, 2008.

•	Convert the non-refundable Investment Tax Credit (ITC) for Manufacturing and Processing into a refundable tax credit while extending the carry-forward for unused ITCs previously earned to 10 years. [Finance]

~	Legislative amendments were passed on May 19, 2006, to extend the carry-forward period for previously earned, unexpired ITCs to 10 years and to create a new refundable ITC.

•	Introduce a new Tool Tax Credit to recognize the high cost of tools required as a condition of employment in a qualifying trade. [Finance]

~	Legislative amendments were passed on May 19, 2006, to permit the creation of a new Tool Tax Credit. Finance is currently finalizing the drafting of regulations setting out the eligibility criteria and determination of the new tax credit.

TRADITIONAL ECONOMIC STRENGTHS

The 2006-07 Budget recognized the strength provided by the province’s traditional economic sectors of oil and natural gas, mining, forestry and agriculture. Continued investment in these areas provides the economic stimulus to create jobs and to support greater enhancements to health and education.

•	An increase of $322,000 (total of $725,000) was provided to enhance the capacity for timely environmental reviews of mineral and oil and gas sector exploration activities, supporting both environmental protection and economic development activity in Saskatchewan. [Env]

~	Staff continue to be recruited in a number of locations in the province to assist with and undertake environmental reviews of mineral, oil and gas exploration activities. As of September 30, 3,695 proposals have been reviewed which more than doubles the output of the previous year.

•	Continued support to Tourism Saskatchewan and the Forestry Centre in Prince Albert. [SIR]

~	SIR has met its 2006-07 commitment to provide $650,000 to the Forestry Centre and has provided $4.87 million of its $7.892 million committed transfer payment to Tourism Saskatchewan.

•	Funding of $3.5 million was provided to implement the Meat Processing Strategy to promote the expansion of industry slaughter and processing capacity. [SAF]

~	On June 9, 2005, the Government announced a three-year $37.3 million package of incentives and investments to drive development of the meat processing sector. As of mid-year, $1.1 million to support secondary processing capacity in the province, $400,000 for the Food Center and $1.4 million under the Meat Processing Investment Rebate Program has been provided.

42	Mid-Year Report 2006-07/Budget Update

IMPROVED TRANSPORTATION SYSTEMS

An efficient transportation system enables a growing economy to more readily meet market demands and allows for greater competitiveness. Significant investments are being made in the province’s highways and roads in 2006-07.

•	Through the Canada Strategic Infrastructure Fund (CSIF) cost share program, $49.4 million will be invested to twin Highway 1 east and Highway 16 west, resulting in an additional 63 km of twinned highway. [DHT]

~	52 km of twinned highway have been opened, including 23 km on Highway 16 and 29 km on Highway 1. Work on the remaining 11 km is progressing, but it is likely that it will be carried over into 2007-08 due to high demand for contractors. The Department estimates it will spend approximately $48.4 million in 2006-07.

•	Through the federal/provincial Prairie Grain Roads Program (PGRP), $11.3 million will be invested in grading 14 km and upgrading 47 km of thin membrane surface (TMS) highways to a paved standard. [DHT]

~	Grading has been completed on 9 km with the full 14 km expected to be completed this year. The Department expects to complete 43 km of the planned 47 km of TMS upgrading this fiscal year.

•	$39.9 million will be spent to resurface 189 km on the principal highway network and 96 km on the regional highway network. [DHT]

~	Resurfacing has been completed on 149 km of the principal highway network with an additional 8 km expected to be completed by the end of the year. An addition of $9.9 million to Highways and Transportation’s budget in July allowed the Department to complete 23 km more resurfacing on the principal system, however, approximately $6.3 million will be carried over to 2007-08.

~	Resurfacing is complete on 58 km of the regional highway network at mid-year.

RESEARCH, INNOVATION AND GREEN INITIATIVES

Innovation in green technologies and environmental stewardship is a key focus for our province. Investments in research and new technologies in the 2006-07 Budget allows Saskatchewan to continue to be a leader as it grows a green economy.

•	$400,000 in additional funding for the Weyburn CO2 Monitoring and Storage Project and $610,000 for a vapor extraction project - an initiative to develop and demonstrate a promising Enhanced Oil Recovery process for heavy oil reservoirs. [SIR]

~	The Department is in the process of drafting the agreements for both initiatives. It is expected that full funding will be achieved within this fiscal year.

•	Provide $256,000 for additional research capacity with a focus on alternative/clean energies. [SRC]

~	The Saskatchewan Research Council has allocated the funding for two projects: bio-mass distributed generation and farm vehicles operating on bio-fuels. SRC is actively working with three communities to advance heat and power projects using wood residue while two other projects are at preliminary stages. The funding was also used to upgrade facilities and make modifications to ethanol-fuelled vehicles to improve operation, calibration and testing.

Budget Update/Mid-Year Report 2006-07	43

•	The results of our Green Strategy consultations will be built upon by expanding conservation and recycling programs, and pursuing a more integrated approach to managing our water resources. [Throne Speech - Env]

~	The Province’s Green Strategy Framework is under development.

~	Incremental funding was provided to SARCAN to continue the province-wide beverage container collection and recycling program.

~	Increased funding was also provided to Saskatchewan Watershed Authority for various programs to protect and manage water supplies.

•	Provide an additional $12.8 million to the Ethanol Fuel Tax Rebate; bringing the budget to $17.7 million. This program provides an incentive to fuel distributors to increase the amount of ethanol-blended fuel, a renewable energy source. [SIR]

~	Production delays have reduced the amounts granted thus far to fuel distributors to increase the amount of ethanol-based fuels. SIR forecasts that about $12 million will be granted by year-end as ethanol production increases.

•	Completing the Great Sand Hills Regional Study will provide guidance on how best to integrate environmental, social and economic objectives in the Great Sand Hills. [Env]

~	A Scientific Advisory Committee was established to oversee the Great Sand Hills Regional Environmental Study and report on its findings. The study is progressing as planned with all baseline studies completed.

•	The provincial government will work with industry and the federal government on technological and economic studies aimed at power generation and a petroleum by-product production facility. [SIR]

~	The proposed polygeneration facility has progressed to the phase of initial engineering and feasibility studies which are expected to be completed in 2007.

COMMUNICATING OUR STRENGTHS

Saskatchewan has a strong economy and significant potential to lead the world, not only in our key economic sectors but in new industries and burgeoning technologies. For Saskatchewan to continue to grow, we must make others aware of our accomplishments and our potential. Efforts are being made to communicate our strengths to new markets internationally and to increase investment here at home.

•	Establish an Asia-Pacific desk with a mandate to attract investments from East Asia and to co-ordinate government, third party and private business activities in the region. [SIR]

~	The Asia-Pacific Desk is organizing the Mission to Beijing in November 2006 for the Minister of Industry and Resources where Saskatchewan will act as one of the Vice Chairs of the World Heavy Oil Conference, with Venezuela, Brazil, and other major oil jurisdictions.

~	The Asia-Pacific Desk continues to bring together expertise from the universities, private businesses involved in East Asia, and government agencies so that Saskatchewan has a more co-ordinated approach to business in the region.

44	Mid-Year Report 2006-07/Budget Update

•	A renewed operating agreement has been established with the Saskatchewan Trade and Export Partnership Inc. (STEP) which will ensure continued member support as well as seek new opportunities for trade and investment. [SIR]

~	SIR extended the operating agreement with STEP into 2009 and has provided $1.628 million of its $2.791 million per annum funding commitment that allows STEP to reach new markets and intensify its trade activities.

TRAINING FOR JOBS

Saskatchewan’s economy is booming and economies all around us are facing a looming labour shortage. It is increasingly important to be competitive in what Saskatchewan offers its young people – a great place to live, work and raise a family – but often the opportunity for work is a key factor in choosing where to live. Government has responded by increasing investments in training, increasing capacity at our post-secondary institutions, and making education more accessible and affordable for young people.

•	Commitment to a further two years freeze in university tuition, allowing greater access to university and making post-secondary education more affordable for students. [AEE]

~	2006-07 is the first year of a further two-year tuition freeze. $17.8 million was provided to the universities through AEE to fund this freeze in 2006-07.

•	Creating over 2,700 new training seats in SIAST’s JobStart-Future Skills, Employment Programs, Basic Education, and apprenticeship; this will meet the commitment of 5,400 new training opportunities to be reached in 2007-08. [AEE]

~	There are an additional 1,221 training seats in JobStart-Future Skills.

~	By year-end, an additional 105 apprenticeship training seats will have been established.

~	An expansion of 336 seats in Adult Basic Education is anticipated (including the seats within the Saskatchewan Indian Institute of Technologies).

~	Further progress will be reported at year-end.

•	An increase in basic operating funding of $4.6 million for SIAST, comprised of $259,000 increase for the Apprenticeship and Trade Certification Commission, and $1.245 million for Regional Colleges. This fully funds pay equity and accommodations cost increases, as well as provides a general operating increase. A further $1.7 million is provided to these institutions for targeted initiatives. [AEE]

~	This commitment has been met and all funding has been transferred to these agencies as planned. The additional $1.7 million includes $1.2 million to expand core technical and vocational training opportunities.

•	A $520,000 increase in funding to continue the ongoing expansion of the nursing program. [AEE]

~	This commitment has been met and AEE is expecting 250 graduates for 2006-07.

•	$500,000 to increase Recognizing Prior Learning capacity at SIAST, Regional Colleges and support for Saskatchewan Council for Admissions and Transfers which can ease education entry for those that display relevant experience. [AEE]

~	$420,000 has been allocated to SIAST, the Apprenticeship and Trade Certification Commission, the Dumont Technical Institute and to Regional Colleges.

Budget Update/Mid-Year Report 2006-07	45

•	Funding of $134,000 for the youth apprenticeship program, allowing more high school students to gain apprenticeship experience while attending high school. [AEE]

~	The Apprenticeship and Trade Certification Commission estimates that 5,000 high school students will be registered as youth apprentices in 2006-07.

~	The new funding has been used to develop curriculum resources and promotional materials and to promote the careers in the trades to students and teachers throughout the province.

•	$2.2 million for a student employment experience program creating 700 - 800 jobs and $200,000 for the Green Team program to create up to 100 jobs. [CYR]

~	Student Employment Experience has created 687 quality jobs for students in Saskatchewan. The Green Team program has created 104 career-quality jobs in the environmental sector.

ENGAGE MORE PEOPLE IN THE WORKFORCE

Key to a strong economy is the supply of a sufficient and skilled workforce. We need to keep our young people here and we also need to attract others to come to Saskatchewan. The Government has recognized that a key strength of our population is our young and able Aboriginal population. Efforts are being taken to provide opportunities to ease the transition from school to work. Other efforts are being made to attract immigrants to become part of our growing economy.

•	Funding for 83 Basic Education seats at the Saskatchewan Indian Institute of Technologies (SIIT). [AEE]

~	A contract has been signed with SIIT for the delivery of 83 Adult Basic Education seats in four locations: Regina, Saskatoon, La Ronge, and Fort Qu’Appelle.

•	$1.5 million for the First Nations and Métis Business Development Program. [FNMR]

~	The First Nations and Métis Economic Development Program will increase the economic development potential for First Nations and Métis business people by aiding the development of various businesses in key economic sectors. The Program involves $5 million over a four year period, with an estimated $1.5 million for 2006-07. At mid-year, $650,325 in grants were approved under the Program.

•	$716,000 in grant funding to support the Aboriginal Employment Development Program (AEDP); an increase of $216,000 fulfilling a prior commitment to double resources. [FNMR]

~	Three agreements with new partners have been signed this year, bringing the number of partnership agreements signed to 72.

~	As of April 1, 2006, more than 2,950 Aboriginal people have been hired through the partnership process; 1,508 people have completed training directly linked to employment with partners; and, 20,602 senior managers, supervisors and employees received Aboriginal awareness training in the partnering organizations.

46	Mid-Year Report 2006-07/Budget Update

~	Career development kits entitled “See Your Choices, Choose Your Path” developed by Provincial Aboriginal Representative Workforce Council were distributed to schools, employment agencies and Aboriginal organizations across the province to facilitate career planning and inform youth (specifically Aboriginal youth) about careers in Saskatchewan.

•	National Aboriginal Economic Development Symposium. [News Release - FNMR]

~	The Symposium is set to take place January 23-25, 2007 in Saskatoon. The Province will be working in co-operation with representatives from the Federation of Saskatchewan Indian Nations and the Clarence Campeau Development Fund to make the Symposium a success.

~	The Symposium will identify the key success factors behind Aboriginal communities and businesses that have generated economic growth and employment.

•	Funding of $675,000 to advance Aboriginal involvement in non-renewable resource development and to build relationships to enhance co-ordination of development in the north. [NA, ENV and SIR]

~	Industry and Resources, Environment, and Northern Affairs are increasing investments in their policy development and community-industry liaison capacities to ensure more Aboriginal people participate in, and benefit from, the development of Saskatchewan’s vast non-renewable resources.

•	An investment of $4.6 million above the 2005-06 Budget (for a total investment of $6.3 million) for an expanded comprehensive immigration strategy intended to attract 5,000 immigrants to Saskatchewan by 2008. [AEE]

~	$3.3 million in incremental funding has been provided to attract and retain new immigrants and refugees by supporting various settlement agencies. For the first six months of 2006-07, 1,374 immigrants were destined for Saskatchewan.

•	A new “Family Members” immigration category was created so that immigrant families can support family members from abroad who want to live and work in this province. [AEE]

~	An incremental $1.3 million has been allocated for the Saskatchewan Immigrant Nominee Program (SINP).

~	Under the SINP, approximately 200 applications are received monthly. Between April and September, there were 520 nominations received.

~	A “Family Members” category was created with 148 nominations at mid-year, for a total of 347 (including spouses and dependents).

~	A new entrepreneur program has been established with over 100 applications received to date.

•	The Long-Haul Truck Driver Project allows long-haul trucking firms in the province to apply for assistance in locating immigrants to help address labour shortages in the trucking industry. [AEE]

~	The Project was established and has received 34 nominations to date.

Budget Update/Mid-Year Report 2006-07	47

•	Increase the minimum wage. [Throne Speech - Labour]

~	On the recommendation of the Minimum Wage Board, government approved a three-stage increase in the minimum wage from $6.65 to $7.95 for a total of $1.30. The first increase was on September 1, 2005, the second occurred on March 1, 2006, and the third will occur on March 1, 2007.

•	Enhance protection for health care workers and firefighters. [Throne Speech - Labour]

~	Following extensive stakeholder consultations, The Occupational Health and Safety Regulations, 1996 were amended to require the use of safety-engineered needles in health care and correctional facilities in the province. The requirements contained within the new regulations took effect July 1, 2006.

~	Bill 25, The Workers’ Compensation Amendment Act, 2005, was passed on December 2, 2005, which recognizes four additional forms of cancer (ureter, colorectal, lung and testicular) as well as heart injuries within the presumption for workers employed in the occupation of firefighting. Amendments to The Workers’ Compensation General Regulations, 1985, establishing the minimum employment periods for additional forms of cancer, were enacted March 1, 2006.

48	Mid-Year Report 2006-07/Budget Update

Diverse and Growing Communities

The second theme within the Government’s vision focussed on diverse and growing communities. The 2006-07 Budget supported this vision with investments in municipal roads and key transportation corridors and through support for our schools, universities and health facilities. Critical to sustaining our diverse communities are our rural residents and government has a key role to play in ensuring those residents have the supports they need, including the provision of safe drinking water and adequate planning for emergencies.

INVESTMENTS IN COMMUNITIES

The 2006-07 Budget provided significant investments in communities through additional funds for revenue sharing and infrastructure.

•	$97.3 million in revenue sharing for municipalities which is a $12.2 million or a 14.4 per cent increase from 2005-06. [GR]

~	As of September 30, 2006, $52.2 million in revenue sharing has been paid to all municipalities.

•	$23.8 million in federal and provincial funding for municipal infrastructure projects, a $14.6 million increase from 2005-06, as second year funding under the Canada-Saskatchewan Municipal Rural Infrastructure Fund (MRIF). [GR]

~	At mid-year, $2.4 million has been paid to municipalities under the MRIF. Also, $1.6 million has been paid out under the Canada-Saskatchewan Infrastructure Program.

~	32 communities have received funding for 33 projects ranging from road construction to water treatment plants.

~	Municipalities are having difficulty securing contractors and keeping within their budgets, and there have been weather delays. Consequently, some projects will be continued into the next fiscal year.

•	$12.5 million in flow-through of federal revenue for the new federal Public Transit Program to support transit infrastructure investments. [GR]

~	Consultations were held with the municipal sector on the distribution of the $12.5 million of federal public transit funding.

~	In September 2006, the federal government provided an additional $27.2 million for a total of $39.7 million for public transit purposes. Continued consultations will be held with the municipal sector on the distribution of additional funds.

•	$5 million for the River Landing Phase 2 project in Saskatoon as part of the Canada Strategic Infrastructure Fund. [GR]

~	Environmental assessments continue and although construction delays have occurred, the project is expected to proceed later this year.

Budget Update/Mid-Year Report 2006-07	49

•	Increase of $500,000 for Urban Development Agreements to address priority areas of intergovernmental co-operation. [GR]

~	At mid-year, $205,400 has been paid out under the Urban Development Agreements to the City of Saskatoon for the Avenue K Soil Remediation Project to enable the construction of affordable housing and a library, and Saskatoon Ideas Inc. which will provide support for new businesses.

•	$17.7 million in flow-through of federal gas tax revenue for municipal infrastructure investments. [GR]

~	At mid-year, $2.4 million has been paid to 116 municipalities under the federal gas tax program for capital projects such as roads, bridges, water systems and energy conservation. It is expected that all of the $17.7 million will be paid to municipalities during 2006-07.

SUPPORTING OUR RURAL RESIDENTS

Our strong, resource-based economy means that many Saskatchewan residents are dependant upon forces beyond their immediate control, including international commodity prices, the prevalence of disease and the corresponding impact on trade. The agriculture sector has been hit hard and the Government recognized the need to provide additional support at this time through agricultural programming and by reducing education property taxes.

•	$98.8 million in base funding for the Canadian Agricultural Income Stabilization (CAIS) program and $100.9 million to fully fund the 2006 Crop Insurance Program. [SAF]

~	The province has budgeted an additional $60 million for 2006-07 to fully fund the 2006 CAIS program.

~	Crop Insurance Program expenses should be lower than originally estimated due to a reduced number of acres insured and lower coverage selected by producers.

•	The Unseeded Acreage Payment (UAP) was announced on July 20, 2006, to provide assistance of $10 per acre to farm operators that were unable to seed all intended acres due to excessive moisture conditions. $18.2 million was budgeted for the program. [SAF]

~	The UAP has paid 4,677 farm operators $11.6 million as of mid-year.

•	Provide $107.8 million for education property tax relief for Saskatchewan families, farms and businesses, including $52.8 million in incremental funding for education property tax relief on agricultural land. [Learning]

~	In the 2006 taxation year, the eight per cent education property tax credit continues for families and businesses and the credit on agricultural land of 38 per cent is implemented. As at September 30, 2006, $62.7 million of the allotted $107.8 million in education property tax relief has been paid out. The balance is expected to be paid by year-end.

•	Guided by the recommendations of the Action Committee on the Rural Economy (ACRE), and the advice of other leaders in the agricultural sector, we will facilitate further diversification to keep pace with growing opportunities. [RECD]

~	The Monitoring Committee has reviewed government’s progress on ACRE’s recommendations and formalized their findings into a final report.

50	Mid-Year Report 2006-07/Budget Update

INVESTMENTS IN INFRASTRUCTURE

The 2006-07 Budget made the largest ever commitment to capital investment –$407 million – put towards schools, hospitals, highways and other infrastructure projects. Investments to sustain and enhance infrastructure, especially those that support health and education services, will improve the quality of life for people in this province.

•	$9.8 million in block funding and $12 million for K-12 major capital projects. [Learning]

~	77 block funding projects have been approved to proceed. At mid-year, 51 per cent of the projects have been completed.

~	Five major capital projects have been approved to proceed with design having been initiated on École Canadienne-Français and construction initiated on the following:

°	the Ile-a-la-Crosse joint-use school and health facility;

°	the Warman High School addition;

°	the Saskatoon Public West Side Collegiate (Tommy Douglas Collegiate); and,

°	the Saskatoon Catholic West Side High School (Bethlehem High School).

•	$11.1 million to begin construction of the new Provincial Laboratory at the Regina Research Park. [Health]

~	Planning is underway for the new “Saskatchewan Disease Control Laboratory,” to increase capacity, improve testing capability, support public health efforts and accelerate intervention in the event of a public health crisis.

~	Construction of the facility will commence in early 2007 and will be completed by April 2008.

•	$44 million in Health capital including $7.5 million or 20.7 per cent increase for regional health facilities capital. [Health]

~	Construction is underway for the joint Health/Learning facility at Ile-a-la-Crosse.

~	Funding has been committed for the replacement of the Saskatchewan Hospital North Battleford, the provincial mental health facility.

~	Renovations and upgrades are underway at the Prince Albert Victoria Hospital, with completion expected in February 2007.

~	Construction of the Herbert and District Integrated Health Facility was completed in the summer of 2006. The facility houses acute care services, home care, community health services and long-term care for residents.

~	Planning is well underway for the construction of the mental health in-patient consolidation project which will be constructed adjacent to the existing Hantleman building on the Royal University Hospital site in Saskatoon.

~	Construction is expected to commence on the long-term care addition at the Hudson Bay Integrated Facility.

~	A review of programming needs is being completed for a new Children’s Hospital within a Hospital, in Saskatoon.

~	Facility assessment audits are being completed on all three of Saskatoon’s hospitals to inform the Service Re-alignment Project, which will examine the optimal use of each of the city’s hospitals.

Budget Update/Mid-Year Report 2006-07	51

•	Ongoing planning for the Muskeg Lake Cree Nation Diabetes Centre. [Health]

~	Saskatchewan Health has confirmed funding for the establishment of the Diabetes Centre of Excellence, however, financial support from the federal government is still pending.

•	Construction of new renal dialysis site in southern Saskatchewan. [Health]

~	Work has progressed in the planning of a new renal dialysis centre in Estevan, with an operational target date of April 2007.

•	Construction of integrated facilities in Moosomin, Outlook, Maidstone, Preeceville and Humboldt and a regional hospital in Swift Current; renovations to Oliver Lodge (Saskatoon); and facility upgrades for a Regina hospital. [Health]

~	Construction on the Outlook and District Integrated Facility and Maidstone Integrated Facility began in May 2006.

~	Construction on the Moosomin Integrated Facility began in summer 2006.

~	Construction of the new Cypress Regional Hospital is expected to be complete in March 2007.

~	Construction is expected to begin on the Preeceville Integrated Health Facility in spring 2007.

~	Oliver Lodge long-term care facility currently has 76 beds and 88 beds are being constructed, however, 26 are replacements, this leaves a net increase of 62 beds.

~	Planning for the replacement of Humboldt’s St. Elizabeth’s Hospital is underway, with construction expected to begin in early 2007.

~	Planning is underway for the Regina General Hospital RAWLCO Centre for Mother/Baby Care, with construction beginning in summer 2007.

•	$14.7 million for the Regina Correctional Centre which will cost $47.9 million and is scheduled to be completed in 2008-09. [CPS]

~	Work on the new section of the facility is proceeding. The contract was awarded in August 2006, and site mobilization began in September 2006. Construction delays and increasing costs have caused an adjustment in the spending for this project to $10.3 million for the current year and a revised cost of $57.5 million for the completed project. Project is on target for completion and occupancy in 2008-09.

INVESTMENTS IN TRANSPORTATION CORRIDORS

Strategic investments in transportation infrastructure are also being made to support a growing economy and to ensure our highways, roads and bridges support both existing and future trade patterns.

•	Invest $8.55 million as part of the Northern Economic Infrastructure Strategy (NEIS). [DHT]

~	In 2005-06, Highways and Transportation advanced $1.9 million to begin work on the NEIS, including crushing and stockpiling in the vicinity of Beauval on Highway 155 and two clearing projects and design work on the Garson Lake Road.

52	Mid-Year Report 2006-07/Budget Update

~	The Department expects to spend an additional $6.7 million by the end of 2006-07 on work related to NEIS, including:

°	Garson Lake Road, Highway 956 - One crushing project and two clearing projects have been initiated and are expected to be completed in 2006.

°	Wollaston Lake Highway 955 (Athabasca Basin Roads) - Two design projects have been initiated.

°	Community Roads and Corridors - The Department initiated one surfacing project and two crushing projects in 2006-07. It is anticipated that these projects will be completed in 2006.

•	Invest $7.5 million in economic corridors by continuing to twin Highway 11 between Warman and Rosthern. [DHT]

~	Grading of 9 km from north of Warman to north of Osler has been completed as of mid-year, with the next 12 km to begin in the spring.

~	The Department estimates that $4.3 million will be spent in 2006-07. The remainder will be carried over to 2007-08 to take advantage of efficiencies that have resulted from a change in project scope.

•	Invest more than $28 million to preserve, operate and maintain highways, bridges and airports in Northern Saskatchewan. [DHT]

~	At mid-year, $12 million has been expended to preserve, operate, and maintain highways, bridges and airports in Northern Saskatchewan. It is estimated the Department will meet its commitment to invest $28 million by year-end.

SAFE DRINKING WATER

Communities rely on safe drinking water and sustainable wastewater systems. The Government’s Safe Drinking Water Strategy outlines specific actions to protect and improve the quality of Saskatchewan’s drinking water supplies and source waters. Public safety and environmental protection, through better management of drinking water and wastewater systems, remain key priorities of the strategy.

•	Conduct inspections at water and sewage works across the province to ensure facilities meet operational and treatment requirements. [Env]

~	Conducted 354 waterworks inspections and 331 sewage works inspections to ensure facilities meet operational and treatment requirements. The results of these inspections were typically favourable and are shared with the public at the following website address: http://www.saskh2o.ca/MyDrinkingWater.asp.

•	Finalize and implement strategies to aid small communities to ensure the provision of safe water by affordable and acceptable means. [Env]

~	Saskatchewan Environment has completed consultation and drafted changes to regulatory requirements applicable to small waterworks in the province to ensure the provision of safe drinking water by affordable and acceptable means. The Department expects to complete and implement these changes before the end of the fiscal year.

Budget Update/Mid-Year Report 2006-07	53

•	Address critical northern municipal infrastructure needs through funding under the Northern Water and Sewer Program ($6.1 million that includes $2.9 million from the Canada-Saskatchewan Infrastructure Program), the Northern Emergency Water and Sewer Repair Program ($500,000) and for engineering water and sewer advice to northern communities ($300,000). [GR]

~	As of September 30, 2006, $1 million had been expended under the Northern Water and Sewer Program for 15 projects, $83,000 has been expended under the Northern Emergency Water and Sewer Repair Program for four communities and $213,000 has been expended for engineering water and sewer advice to 31 northern communities.

~	Expenditures under the Northern Water and Sewer Program will be less than budgeted due to delays in environmental assessments being completed and delays in the tendering of the projects.

~	65.2 per cent of northern communities are now in bacteriological compliance with water regulation requirements compared to 8.7 per cent in 1999 (prior to Northern Water and Sewer Program implementation).

DIVERSE COMMUNITIES

The more diverse and vibrant our communities are, the more attractive they become to those visiting and choosing to make Saskatchewan their home. The 2006-07 Budget invested in culture and the arts, supporting the cultural diversity, artistic and athletic achievement that is evident across Saskatchewan communities. Investments were also made to support regional economies and our thriving communities across the north.

•	Funding of $700,000 for the 2007 Juno Awards to be held in Saskatoon and Country Music Awards to be hosted in Regina; $620,000 for the Urban Aboriginal Community Grant Program. [CYR]

~	In December 2006, it was announced that Saskatchewan would host the 2007 JUNO awards and in March 2006, it was announced that Saskatchewan would host the 2007 Country Music Week, along with the Canadian Country Music Awards. In July 2006, it was announced that Saskatchewan would host the 2007 Western Canadian Music Awards.

~	An agreement to disburse the funding was signed between CYR and Creative Music 2007 in June of 2006.

•	Promoting and hosting provincial parks’ 75th anniversary celebrations. [Env]

~	Delivery of 75th anniversary celebrations was completed in all parks with programs well received by park visitors. A new Parks DVD to promote and educate the public on parks sustainability has been created with copies available for sale.

•	SCN received additional funding to build inventory of local programming. [SCN]

~	The additional funds allowed SCN to place greater emphasis on its popular regional film and television series. SCN’s support for the production of regional programming creates opportunities for local and emerging film producers. This support has the effect of expanding the operations of seasoned producers and has assisted in the formation of at least three new production companies.

54	Mid-Year Report 2006-07/Budget Update

•	Improve our parks: making them ‘greener,’ co-ordinated marketing efforts with tourism agencies and other parks, and refurbishment of core facilities. [Env]

~	Environment is applying green technology to a variety of capital projects in a number of parks, including solar heating and solar powered water systems, enhancements to enable water and energy reductions, and undertaking further green technology research.

~	Capital delivery for 2006-07 included construction of several new park facilities, upgraded infrastructure (campgrounds and water systems) and improvements to other core facilities (boat launches, administration buildings, maintenance shops, etc.).

~	A number of interpretive programs focused on ‘greening’ initiatives and practices, such as energy conservation and solid waste management, were developed and delivered to park visitors at several parks.

•	Implementing changes to the Film Employment Tax Credit Program aimed at increasing employment of Saskatchewan people in key positions. [CYR]

~	The Film Employment Tax Credit (FETC) was increased, effective January 1, 2006.

~	New FETC regulations aimed at increasing employment of Saskatchewan people in key positions were passed in the spring 2006 session of the legislature.

•	To acknowledge seniors and elders, government will introduce a Saskatchewan Seniors’ Gold Plan for residents 65 years of age and older. This will provide a source of information, and a passport to a variety of programs. [Throne Speech - Health]

~	A Saskatchewan Seniors’ Gold Plan was introduced in July 2006 to acknowledge the valuable contributions of seniors and elders by providing:

°	free entry to provincial parks;

°	free angling licenses;

°	30 per cent discount on fares from the Saskatchewan Transportation Company; and,

°	free photo ID from SGI.

•	Additional funding for the Regional Economic Development Authority (REDA) Youth Program, total funding of $180,000. [RECD]

~	The increase in funding enabled additional hiring of youth under 35 years of age. Thus far in 2006-07, 15 youth have been hired to assist REDAs in their business development activities.

•	$420,000 to increase REDA core funding from $60,000 to $75,000 per year, to provide people with accurate and timely information to help them make sound business decisions in support of regional economic development. [RECD]

~	The increased funding further supports economic development efforts of REDAs. Performance-based contracts and increased service standards were put in place which include the provision of a number of core services. REDAs are actively involved in 39 projects and 91 business and economic development initiatives so far in 2006-07.

Budget Update/Mid-Year Report 2006-07	55

•	$150,000 increase for the REDA Enhancement Fund, total funding of $300,000. [RECD]

~	The increased funding further supports economic development projects and initiatives undertaken by REDAs. To date, 14 projects and initiatives have been conditionally approved for funding. As funding is provided on a cost-shared basis, funds lever matching financing from various federal programs and local sources.

•	An increase from $2.0 million to $2.5 million was provided to the Northern Development Fund loan program which provides financial assistance to northern businesses, entrepreneurs and primary producers. [NA]

~	As of September 30, 2006, the Northern Development Fund approved six commercial loans, and 36 primary production loans, for a total of approximately $919,000. Loans for primary producers are higher than last year due to the longer fishing season in some regions. This was balanced by the forestry industry where instability has resulted in fewer commercial loans than had been expected.

•	Implementation and management of the federal/provincial project on the clean-up of abandoned uranium sites. [SIR and NA]

~	The provincial and federal governments negotiated an agreement to address clean up of abandoned uranium sites in Northern Saskatchewan; implementation is underway. The intent is to contract the Saskatchewan Research Council for responsibility for project management and delivery of clean-up activities for such legacy sites.

~	The Reclaimed Industrial Sites Act was approved in the spring of 2006 with an aim to have regulations in effect in 2007 which will address the long-term post-decommissioning management of the uranium and other sites.

~	The project design and environmental assessment approval phases may require two years to complete, with the on-site work expected to occur over a three to five year period providing business, training and employment opportunities for Northerners.

•	Continue to implement the five-year $20.0 million federal/provincial Northern Development Agreement (NDA) expiring in February of 2007. [NA]

~	As of September 30, 2006, seven projects have been approved under the NDA, which include $1.9 million in provincial investment, and $780,000 in federal funding. Since the NDA was signed, 44 projects with a total of $14.43 million in provincial and federal funding have been approved.

•	$29.2 million in funding to support the First Nations Trust, Community Development Corporations, and the Métis Development Fund through provincial gaming agreements. [FNMR]

~	While originally budgeted at $29.2 million, the 2006-07 forecast has increased to $40.3 million as at September 30, 2006, due to an increase in forecasted profits for the on-reserve casinos operated by the Saskatchewan Indian Gaming Authority (SIGA) as well as increased payments required as a result of final 2005-06 audited figures received from SIGA and the Saskatchewan Gaming Corporation (Moose Jaw and Regina casinos).

~	The First Nations Trust was budgeted to receive $20.1 million in 2006-07, with the revised forecast at September 30, 2006 increasing to $26.7 million. Payments as of September 30, 2006, total $10.1 million.

56	Mid-Year Report 2006-07/Budget Update

~	The Community Development Corporations were budgeted to receive $7.1 million in 2006-07 with the revised forecast increasing to $11.4 million. Payments to date total $1.83 million.

~	Payments to The Métis Development Fund are $1.0 million to date.

•	$5.0 million increase in funding to provide for the anticipated signing of four new Treaty Land Entitlement settlements. [FNMR]

~	Treaty Land Entitlement (TLE) negotiations continue with four First Nations (Muskoday, Sturgeon Lake, Gordon and Pasqua). Twenty-nine First Nations have signed TLE agreements to date.

•	Work with community and federal partners to finalize and implement the $19.5 million Canada-Saskatchewan investment to benefit the communities affected by the Primrose Lake Air Weapons Range. [NA]

~	The provincial and federal governments have been negotiating terms for a $19.5 million economic development fund for the four northwest communities, Ile-a-la-Crosse, Beauval, Jans Bay, and Cole Bay. The change in the federal government’s administration has delayed finalizing the agreement.

EMERGENCY PREPAREDNESS

In the event of an emergency, the public expects that government has a plan in place to deal with the unforeseen and unexpected. Further work is being done with government departments and community stakeholders to develop a provincial disaster plan and an appropriate emergency telecommunications system.

•	Health identifies, develops and implements initiatives that will advance safety and emergency preparedness, including an infection control initiative, emergency and pandemic influenza planning, and increased HIV/AIDs and Hepatitis C prevention activity. [Health]

~	Health continues to enhance and implement its emergency management and business continuity plans. This initiative has three facets: a revision of internal safety and security plans to protect staff and infrastructure, the formalization of business continuity plans to maintain mission critical functions in emergencies, and emergency response plans to support Regional Health Authorities, government departments, other jurisdictions, and partner agencies.

~	Health is engaged with other provinces, territories, federal agencies, and non-government organizations to develop and implement a Pan-Canadian emergency management and response system.

~	Financial support was provided to the Federation of Saskatchewan Indian Nations (FSIN) to organize a First Nations Pandemic Influenza Conference. The conference was held in August 2006 for those responsible for Pandemic Influenza Planning in the First Nations Community.

~	Further work was initiated on the Provincial Pandemic Influenza Plan, which will ensure the province is sufficiently prepared in the event of an influenza outbreak.

Budget Update/Mid-Year Report 2006-07	57

An Unbreakable Social Fabric:
No One Left Behind

A vibrant and growing economy allows the Government to give back some of this prosperity to its citizens. The 2006-07 Budget did just that by making investments in our education and training systems, to build independence and attach people to the labour force; by investing in the health care system to ensure that it remains accessible and efficient for all; and by supporting justice and social initiatives, creating the best possible environment in which to live and raise our families.

Many of the initiatives reported on below provide additional support for the most vulnerable members of our society.

BUILDING INDEPENDENCE

The Building Independence strategy recognizes that the best way to move low-income people from poverty to economic independence is to facilitate the transition from social assistance to work. It relies on the development of benefits outside social assistance that are available to low-income persons and families.

The Saskatchewan Employment Supplement (SES) was introduced in 1998 to help low-income parents with child-related costs. Utilization of this program is an indication that low-income families are choosing employment rather than social assistance.

Other programs within this system are: the Saskatchewan Assistance Plan (SAP); the Provincial Training Allowance; the Saskatchewan and National Child Benefit; the Transitional Employment Allowance (TEA); the Rental Housing Supplement and Family Health Benefits.

•	$14.2 million to increase the SAP and TEA Adult Basic and General Living Allowance and Room and Board by $40/month and the Personal Living Allowance for people living in institutions by $20/month. An additional $10/month increase to the TEA General Living Allowance to match previous increases to the SAP Basic Allowance. [CR]

~	The Department provided a $40/month ($480 annual) increase to the Basic Allowance and Room and Board needs for both SAP and TEA beneficiaries, effective May 2006.

~	The Department provided a $20/month ($240 annual) increase to the Personal Living Allowance for people living in institutions, effective May 2006.

~	The Department provided a $10/month increase to the General Living Allowance and Room and Board needs for TEA clients in May 2006.

•	$1.5 million in new funding for utility costs for TEA recipients. [CR]

~	The TEA flat rate utility base amounts increased by $40/month for energy and $20/month for power in May 2006.

58	Mid-Year Report 2006-07/Budget Update

•	$60 per month increase in the Provincial Training Allowance (PTA) in recognition of the higher costs of living facing students. [AEE]

~	Regulations were amended to allow a $60 per month increase starting October 1, 2006. Approximately 2,800 students per month will benefit from this change.

•	$1.15 million to enhance the Saskatchewan Employment Supplement (SES) to help prevent the erosion of benefits due to inflation. [CR]

~	SES maximum benefit levels increased by $21 to $48 per family, effective May 2006.

•	The family and disability housing supplements will increase benefits by an average of $30/month, beginning in April 2006. The Disability Housing Supplement will be extended to a wider group of individuals to include people with cognitive, intellectual and mental health related disabilities. [CR]

~	In April 2006, the Family Housing Supplement and Disability Housing Supplement benefit levels increased. The program eligibility was expanded to include special housing requirements arising from cognitive, intellectual or mental health related disability.

•	HomeFirst program to provide $200 million over five years to ensure that 17,000 individuals and families benefit from better rental housing, home ownership, home maintenance and home repair. [CR]

~	Affordable Housing: $55.82 million has been committed to deliver all 1,197 units (as of July 31, 2006).

~	Home Ownership: 358 units have been converted to home ownership (as of July 31, 2006).

~	Housing Income Support (Rental Housing Supplements): $4.2 million has been expended to 3,888 cases (as of August 31, 2006).

~	More Quality Housing: repair programs have helped 2,017 households at a total of $17.04 million (as of July 31, 2006).

•	$4.0 million for the Residential Rehabilitation Assistance Program and $5.0 million to provide EnerGuide to low-income households and a new Home Energy Improvement Program for moderate-income home owners. [CR]

~	In May 2006, the federal government cancelled funding for the national low-income energy efficiency program (EnerGuide for Low-Income Households). The Saskatchewan Home Energy Improvement Program (SHEIP) will be delivered by the Saskatchewan Housing Corporation in co-operation with SaskEnergy. It is now anticipated that 4,600 low-income households ($16.5 million) and 2,200 moderate-income homeowners ($5.5 million) will be assisted.

~	SHEIP for low-income households: 588 conditionally approved grants totalling $2.35 million (average $4,000).

~	SHEIP for moderate-income homeowners: 372 homeowners have received commitments totalling $1.08 million (average $2,900).

Budget Update/Mid-Year Report 2006-07	59

EDUCATION, EARLY LEARNING AND CHILD CARE

The 2006-07 Budget made investments which support the early learning, child care and education systems to meet the learning and development needs of Saskatchewan children and youth. Initiatives such as quality pre-kindergarten for vulnerable children and a quality education system benefit the province by providing a solid foundation for continuous learning and future participation in the workforce.

•	Provide $536,000 to create the Saskatchewan Literacy Commission. [Learning]

~	The Saskatchewan Literacy Commission was provided an operating budget of $536,000 which enabled a staff complement of five FTEs.

•	Provide $912,000 to enhance literacy initiatives and create the Literacy Innovations Fund. [Learning]

~	15 SaskSmart Innovations Fund Expression of Interest Grants of $10,000 each have been awarded. The full $150,000 allocation has been disbursed to recipients.

~	Grants totalling $578,371 have been committed to nine communities for the implementation of Community Literacy Plans.

•	Increase school operating funding by $10.5 million to fully fund the incremental cost of teachers’ collective agreement increases. [Learning]

~	$10.5 million has been provided for this purpose to school divisions through the K-12 Foundation Operating Grant.

•	In 2006-07, targeted KidsFirst programming will be provided for 850 families, adding 230 new prenatal families, 440 new postnatal families and supporting 148 child care spaces and 160 early learning opportunities. [Learning and Health]

~	As of August 31, 2006 (most recent data available), more than 108 new prenatal families have been enrolled in the program and more than 288 new postnatal families have been enrolled.

~	The KidsFirst Program provides support to families through 128 dedicated KidsFirst child care spaces, as well as providing early learning opportunities to more than 160 families.

~	In 2006-07, $301,000 was added to the KidsFirst Program home visiting component, allocated within Saskatchewan Health’s budget. This represents a three per cent increase in salary and operating funding to front-line service delivery.

•	Providing $300,000 to expand the existing pre-kindergarten program for vulnerable children. [Learning]

~	An additional 15 sites have been allocated to school divisions, bringing the total to 119.

•	Provide $1 million in new funding for Child Care Saskatchewan, the final 250 spaces to complete government’s commitment made in 2003 for 1,200 new spaces over four years. [Learning]

~	As of September 30, 2006, all 250 additional licensed child care spaces have been approved.

60	Mid-Year Report 2006-07/Budget Update

•	Eliminate the child care wait list for children with a significant impact of disability. [Learning]

~	As of September 30, 2006, there are no waiting lists for children who require this support and are enrolled in a licensed child care centre.

•	The Child Care Parent Subsidy is increasing by $3.6 million to provide an enhanced subsidy for child care spaces. Approximately 4,300 parents will benefit from the subsidy redesign which includes an increase in subsidy rates and extension of the income threshold. [CR]

~	Subsidy enhancements were provided effective September 2006. It is anticipated that the average benefit per client will increase to $350 per month.

~	New structures for “part-time” subsidies were also introduced in September 2006, in recognition of the growing need for part-time care arrangements.

INVESTMENTS IN HEALTH

The 2006-07 Budget provided a $285.8 million increase in funding for Health, which helps to ensure that access to health care is driven by need, not ability to pay.

This substantial investment includes funding to reduce wait times for diagnosis and surgery, provides for increased levels of service, makes improvements to health care facilities across the province, and provides additional funding for addictions programming, the drug plan and the Cancer Agency.

•	$1.4 million for a Children’s Health Agenda that will provide additional mental health resources, enhance therapy services for children, and further services for children with complex needs. [Health]

~	The Children’s Mental Health Action Plan was developed in response to issues that were raised by the Children’s Advocate. The Plan will build capacity of children’s mental health services by providing more evidence-based services, supports for families and service providers. Proposals from Regional Health Authorities (RHAs) have been developed to support services at various locations in the province.

~	The Regina Qu’Appelle and Saskatoon RHAs are developing programs for rehabilitation initiatives. Programs will decrease wait lists and increase access to speech and language pathology, occupational therapists and psychology services.

•	$18.2 million for Project Hope and Secure Care, which represents a 60 per cent increase in substance abuse prevention and treatment funding with a focus on youth and families. [Health, CR, CPS and Justice]

~	Based on the four pillars of: treatment; supply reduction; co-ordination; and prevention; Project Hope has enlisted a multitude of communities, health care services, law enforcement agencies and educational programs in a concerted and sustained effort to prevent substance abuse and lessen its harms to individuals and families.

~	CPS’ portion of this overall amount is $550,000, split between Adult Corrections and Young Offenders for addictions services for offenders in custody. Services will begin late in the fiscal year.

Budget Update/Mid-Year Report 2006-07	61

~	Under Project Hope, the six police positions provided to the RCMP are in place: two investigator positions in each of Yorkton and North Battleford; and two drug awareness positions, in Regina and Prince Albert.

~	The Drug Treatment Court commenced operations in Regina, October 3, 2006.

~	Planning is underway for: a youth treatment centre for addiction in the Prince Albert area in collaboration with Prince Albert Grand Council (PAGC); a new youth stabilization and treatment centre for addiction in Saskatoon; a brief detoxification centre in Regina; a social detoxification centre in Prince Albert; and a Family Treatment Centre in Saskatoon. On an interim basis, six youth treatment beds have been opened in Saskatoon, and six youth involuntary stabilization beds have been opened in Regina.

~	The Government has enacted legislation and established an interim unit for the short-term involuntary stabilization of addicted youth who are considered at high risk to harm themselves or others. The Youth Drug Detoxification and Stabilization Act came into effect on April 1, 2006. As of September 30, 2006, 60 young people had received stabilization services in the interim unit at the Paul Dojack Youth Centre in Regina. As well, health regions are developing outreach and associated services in order to provide enhanced intervention, case management and support.

•	$8.9 million to continue to address high priority wait list capacity and management issues. [Health]

~	Data from the Saskatchewan Surgical Care Network website shows that the surgical wait list in the province’s seven largest regions dropped by approximately 2,000 persons between January and June 2006. Between January and June of 2006, approximately 70 per cent of all persons waiting for surgery had their surgery within three months and 90 per cent had their surgery within 12 months of being booked.

~	Regional initiatives were enabled, aimed at reducing waiting lists and increasing surgeries. These will include the provision of 2,153 additional surgeries above surgical baselines, plus an additional 2,100 cases for colorectal screenings. This funding is above the Regional Health Authorities base and will focus on those patients who have been waiting over 12 months for surgery.

•	An additional $1.8 million (increase of 8.9 per cent) for a total of $22 million for medical equipment. [Health]

~	A total of $22 million was approved in 2006-07 for medical equipment: $16.73 million was distributed among the 12 Regional Health Authorities and the Athabasca Health Authority for upgrading and/or replacing medical equipment consistent with the Federal Health Accord guidelines. $470K was disbursed to the Saskatchewan Cancer Agency for new or replacement medical equipment. An additional $4.8 million was specifically targeted for expansion of medical imaging and specialized services equipment.

•	An injection of $8.8 million to address individual Regional Health Authority operating pressures. [Health]

~	$8.8 million was used to provide more days of patient care and to enrich staffing at tertiary acute care and long-term care facilities.

62	Mid-Year Report 2006-07/Budget Update

•	An increase of $19.7 million or 8.3 per cent for the Drug Plan and Extended Benefits. [Health]

~	The increase is used to cover the increasing price and utilization costs of the Drug Plan and Extended Benefits Program.

•	An additional $16.5 million or 13.0 per cent for Provincial Health Services for blood products, air ambulance and provincial laboratory operating costs. [Health]

~	Funding increases have supported increased operational and supply costs in these areas.

•	An additional $10.3 million or 16.5 per cent for the Cancer Agency, which includes a 19 per cent increase in the number and cost of drugs including $3.4 million for the breast cancer drug Herceptin. [Health]

~	The Cancer Agency has begun implementing some short-term initiatives to address wait times, including adding capacity for new patient appointments, extending treatment hours, improving patient scheduling, and purchasing new equipment to support the delivery of radiation therapy.

~	Over the past five years, the average year over year increase of the Agency’s drug expenditures was 22 per cent. This is due to the increased number of drugs used (both new drugs and new indications for existing drugs), increasing complexity of treatments requiring longer treatment times, and increased staffing to support the administration of the drugs.

•	Increase in chiropractic and optometric treatments/services. [Health]

~	Health has experienced an annual increase in utilization of chiropractic services of two per cent over the past six years.

~	Similarly, Health has experienced an annual increase in utilization of optometric services of one per cent over the past six years.

INVESTING IN HEALTH CARE PROVIDERS

Sustaining our health care system means competing with many other jurisdictions looking to recruit the best health care professionals. Retaining our network of professional health care providers requires competitive compensation and healthy workplaces.

•	Retain health care professionals by providing $149 million for wage and benefit enhancements for unionized and non-unionized health care providers. [Health]

~	This funding allocation supports salaries and benefits for a number of health care workers represented by SUN ($41.6 million), HSAS ($13.1 million) and for CUPE, SEIU and SGEU (a total of $88.1 million). $5.1 million will be provided to small union and non-union health sector employers to maintain consistency of wage and benefit improvement.

~	The Province and the Saskatchewan Medical Association have reached an agreement that will strengthen physician retention and recruitment efforts and enhance quality of care and patients’ access to health services. A three-year tentative agreement includes increases of 2.8 per cent each year in the fees paid for physician services, as well as $11.8 million to support a number of innovative incentive programs focusing on recruitment, retention and improved patient care.

Budget Update/Mid-Year Report 2006-07	63

~	A $25 million retention and recruitment plan was announced in September to support the efforts of the provincial recruitment agency and the health regions in their recruitment of staff.

~	The Government is targeting to recruit 600 health employees to fill vacancies over the next two years - approximately 400 nurses and 200 employees from the broader health workforce. The cost for these programs is estimated at $6 million over the next two years.

SUPPORT FOR COMMUNITY BASED ORGANIZATIONS (CBO)

Community Based Organizations (CBOs) play a major role in supporting activity and delivery of a multitude of services in our communities.

•	In 2005-06, approximately $41 million was approved to enhance wages for CBOs over three years, of which $11.0 million was allocated to Learning. Included in this is a commitment to a nine per cent salary increase to CBOs delivering child care programs. [Learning]

~	Child care centre boards were provided funds to provide child care centre staff with an average nine per cent salary increase effective April 1, 2006. As of September 30, 2006, an estimated $1.07 million, of the $2.76 million incremental funding, has been expended.

~	The Early Childhood Intervention Program (ECIP) received an increase of $134,000 for wage enhancements for ECIP staff.

SUPPORTS FOR THOSE WITH DISABILITIES

Individuals and families in society have expectations to conduct their lives with dignity, and with little intrusion from public agencies. Where individuals are not capable of living completely independently, government provides support to help them accomplish activities of daily living.

•	$1.4 million for the Cognitive Disabilities Strategy to hire five additional consultants, to provide greater access to newly developed services, and to increase the funding pool available to people who require services to help deal with the impact of the disability for themselves and their families. [CPS and CR]

~	The total budget is $2.26 million for the Cognitive Disabilities Strategy. $500,000 has been spent to date to meet the staffing commitment. Though demand is strong, the start-up for the new program was slow. Fifty-six applications for funding have been approved to date.

~	CPS is enhancing extrajudicial measures that provide access to assessment and daily living supports for young offenders with cognitive disabilities referred by Crown prosecutors as an alternative to youth court. The program was successfully piloted in Saskatoon during 2005-06 and as a result, the services will be available in Regina and Prince Albert in November 2006.

64	Mid-Year Report 2006-07/Budget Update

•	$11.3 million grant to SARCAN to continue the Beverage Container Recycling Program, an increase of $700,000 to address cost pressures. [Env]

~	The SARCAN grant is being paid on an ongoing monthly basis, incorporating the increased funding into the contract.

•	$2.65 million for the Transit Assistance for the Disabled Program to provide operating and capital assistance to 13 cities and 63 towns for special needs transportation services. [GR]

~	The towns are paid annually based on submission of the required information, usually by March 31. As of September 30, 2006, $1 million has been paid out under this program to 13 cities, supporting 448,000 riders.

~	The program also provides capital assistance to five communities each year for replacement buses (up to 75 per cent of the replacement cost to a maximum of $55,000 per vehicle).

HELP FOR THOSE WHO NEED IT MOST

There is a greater awareness of the increasing level of substance abuse and addiction in our society and the impact that has on the individual, the family, and our health and justice systems. The Government is investing in various programs to assist youth who are at risk to harm themselves. The Government is also continuing with the implementation of Premier’s Project Hope, a comprehensive plan to prevent and treat substance abuse.

•	The Government is responding with $3.7 million for Secure Care, which will fill a gap in services for substance-abusing youth who are resistant to treatment and at risk of harm to themselves and others. [Health, Justice and CR]

~	The program components include: community treatment, in-patient detoxification and stabilization, and community supports and outreach services.

~	A mobile treatment team leader in Mamawetan Churchill River began work in April and the region will launch service later this year, more than a year ahead of original target date. Keewatin Yatthe has hired its Mobile Treatment Co-ordinator and a day program for youth has been developed in La Ronge.

~	The Alcohol and Drug Prevention and Education Directorate has provided training to 11 RHA prevention services positions. Planning is underway for drug fact sheets for the SaskHealth website for a marketing campaign for Drug Awareness Week in November, and a training session on addictions for provincial judges.

~	A Drug Treatment Court has been developed and implemented in Regina.

~	The role of Community Resources in this initiative is to provide services to youth in the secure detox treatment programs who require financial supports to fulfill their community treatment and re-integration plans. The forecast is to spend $236,000 in 2006-07.

Budget Update/Mid-Year Report 2006-07	65

•	$670,000 for enhanced violence and crime reduction strategies. [CPS]

~	This funding is comprised of:

°	$100,000 for a Supportive Employment Initiative - a joint working committee has been established to oversee an employment partnership pilot at the Regina Provincial Correctional Centre;

°	$300,000 for gang intervention and suppression - work is being conducted in Saskatoon on a Community Connection Model to suppress gang activity; and,

°	$270,000 for targeted crime reduction initiatives - the initiatives in Regina, North Battleford, Saskatoon, and Prince Albert are in operation. Work is underway by a steering committee in Meadow Lake and La Ronge to develop their initiatives.

•	$6.0 million for Child and Family Services, including volume increases in foster care, therapeutic foster care, private treatment, family supports, out-of-home placement prevention and pre-protection; ensuring the safe care of children. [CR]

~	From April 1 to September 30, 2006, CR has provided services to 3,379 children - 1,992 children in foster care, 165 children in therapeutic foster care, 85 children in private treatment and 1,247 children in alternate care resources. The number of children in care in September 2006 was up seven per cent from the same month last year.

•	$550,000 for family supports targeted to pre-protection and prevention of out-of-home placement. [CR]

~	To September 30, 2006, there were 2,120 families served through child protection services, an increase of 1.7 per cent from the same period last year.

•	$700,000 increase for case management in First Nations Child and Family Services which ensures the quality of child welfare services province-wide, on and off reserve. [CR]

~	The Department has reached administrative fee agreements with 17 agencies. Payments to date are $377,000.

SAFER COMMUNITIES

The Government has a balanced, multi-year criminal justice strategy for building safer communities and overall public confidence in the criminal justice system through targeted interventions and improved efficiency. The Government supports the need to reform the justice system to better meet the needs of all people, including Aboriginal people.

•	$1.9 million to complete the policing commitment - to support 29 new police positions this year, with a focus on recruiting Aboriginal officers. [Justice]

~	The majority of the policing commitment was completed in fiscal year 2005-06, with the remainder to be completed in 2006-07.

~	Under the Aboriginal recruitment and retention strategy, Law Enforcement Services was provided with three positions.

66	Mid-Year Report 2006-07/Budget Update

•	$1.8 million for a Gang Suppression Strategy. [Justice]

~	The resources for the Gang Strategy have been deployed; costs are related to prosecutions and hiring of police.

•	$830,000 for the Missing Persons Strategy to improve the Government’s response to missing persons cases, including the development of interagency policies. [Justice]

~	Of the Missing Persons positions for which the RCMP was provided funding, two have been filled and four are in the process of being filled. The two municipal police positions, one each for Regina and Saskatoon, are in place. A Provincial Partnership Committee to work on community and family concerns was formed in January 2006. Research and development work on improving police response to missing person cases is underway.

•	$500,000 for additional responses to the Report from the Commission on First Nations and Métis Peoples and Justice Reform. [Justice and CPS]

~	Justice funded a community development initiative in Sandy Bay to develop a plan to address violence and abuse in their community.

~	Translation services for the North were enhanced through hiring an additional Dene translator. This brings the total of Dene and Cree positions to five.

~	Additional resources were added to the victim services component of the Saskatoon Domestic Violence Court and in the North.

~	Alternative response programs have increased in three tribal councils, one First Nations and one northern community.

FOR MORE INFORMATION

This summary report provides highlights of the activity government is undertaking as of mid-year. Departments and agencies will provide a full report on all activity completed in 2006-07 in their Annual Reports, which will be released in the summer of 2007.

The departments responsible for the action are identified in brackets behind each action. For clarification, here is a list of acronyms used:

[AEE]	Advanced Education and Employment

[CPS]	Corrections and Public Safety

[CR]	Community Resources

[CYR]	Culture Youth and Recreation

[DHT]	Department of Highways and Transportation

[Env]	Environment

[FNMR]	First Nations and Métis Relations

[GR]	Government Relations

[NA]	Northern Affairs

[RECD]	Regional Economic and Co-operative Development

[SAF]	Saskatchewan Agriculture and Food

[SCN]	Saskatchewan Communications Network

[SIR]	Saskatchewan Industry and Resources

[SRC]	Saskatchewan Research Council

Budget Update/Mid-Year Report 2006-07	67